TABLE OF CONTENTS 2 2025 Financial Highlights 3 President’s Message to Shareholders 5 Chair’s Message to Shareholders 6 Management’s Discussion and Analysis 50 Consolidated Financial Statements 55 Notes to Consolidated Financial Statements Methanex Corporation is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America. Our methanol production sites are located in the United States, Chile, Egypt, New Zealand, Trinidad and Tobago, and Canada. Our primary objective is to create value through our leadership in the global production, marketing and delivery of methanol to customers. Methanol is a clear, biodegradable liquid commodity chemical that is a key ingredient in a variety of chemical derivatives, and serves as a building block to produce a multitude of everyday consumer and industrial items. Methanol is also used in a number of energy-related applications as an alternative fuel.

Methanex – Global Methanol Industry Leader



ASIA
Beijing
Seoul
Shanghai
Tokyo
Hong Kong
Singapore
Vancouver
Medicine Hat
NORTH AMERICA
Geismar
Houston
Beaumont
Trinidad
SOUTH AMERICA
Santiago
Punta Arenas
New Plymouth
Amsterdam
Brussels
EUROPE
Damietta
Cairo
AFRICA
Production Sites
Global Office Locations
Distribution Terminals and Storage Facilities

For illustrative purposes.

Global Production Facilities

Methanex's global production sites are strategically positioned to supply customers globally.

United States

Our plants in Geismar, Louisiana, and Beaumont, Texas have the capability to serve global methanol demand. We have five plants in the United States: Geismar 1, Geismar 2, and Geismar 3, Beaumont, and Natgasoline (Methanex interest 50%).

New Zealand

Our New Zealand production site supplies methanol primarily to customers in Asia Pacific. We have one operating plant in Motunui. The second Motunui plant, along with a third in Waitara Valley, are idled indefinitely.

Trinidad and Tobago

Our Trinidad production site supplies methanol to customers globally. We have two plants in Trinidad and Tobago: Atlas (Methanex interest 63.1%) and Titan. The Titan plant resumed operations in September 2024, whereupon the Atlas plant was idled.

Chile

Our Chile production site supplies methanol to customers in South America and Asia Pacific. We have two plants in Chile: Chile I and Chile IV.

Egypt

The Egypt plant (Methanex interest 50%) is located on the Mediterranean Sea and primarily supplies methanol to domestic and European customers, but can also supply customers in Asia.

Canada

Our plant in Medicine Hat, Alberta, supplies methanol to customers in North America.

Global Supply Chain

Methanex has an extensive global supply chain and distribution network of terminals and storage facilities throughout Asia Pacific, North America, Europe and South America. Methanex's majority owned Waterfront Shipping subsidiary operates the largest methanol ocean tanker fleet in the world. The fleet forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world.

Our Responsible Care Commitment

The Responsible Care Ethic and Principles for Sustainability are foundational to everything we do. This United Nations-recognized chemical industry initiative informs the governance and management of our environmental and social matters. It includes our commitment to environmental protection (including greenhouse gas emissions), health and safety (occupational and process safety), physical security and product stewardship, business continuity and crisis management, and our social responsibility program and strategy.

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2025 Financial Highlights *(U.S.$ millions, except where noted)*

	2025	2024	2023	2022	2021
Operations					
Revenue	**3,589**	3,720	3,723	4,311	4,415
Net income (attributable to Methanex shareholders)	**80**	164	174	354	482
Adjusted net income [1]	**148**	252	153	343	460
Adjusted EBITDA [1]	**808**	764	622	932	1,108
Cash flows from operating activities	**1,016**	737	660	987	994
Diluted per Share Amounts (U.S.$ per common share)					
Net income (attributable to Methanex shareholders)	**0.93**	2.39	2.57	4.86	6.13
Adjusted net income [1]	**2.03**	3.72	2.25	4.79	6.03
Financial Position					
Cash and cash equivalents	**425**	892	458	858	932
Total assets	**7,283**	6,597	6,427	6,631	6,090
Long-term debt, including current portion	**2,753**	2,415	2,142	2,152	2,158
Net debt to capitalization [1 2]	**46%**	39%	44%	35%	39%
Other Information					
Average realized price (U.S.$ per tonne) [3]	**361**	355	333	397	393
Total sales volume (000s tonnes)	**9,515**	10,469	11,169	10,774	11,184
Sales of Methanex-produced methanol (000s tonnes)	**7,512**	6,094	6,455	6,141	6,207
Total production (000s tonnes)	**7,816**	6,358	6,642	6,118	6,514



Adjusted EBITDA + Average Realized Methanol Price 3
242
337
405
295
247
393
397
333
355
361
287
838
1,071
566
346
1,108
932
622
764
808
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Adjusted EBITDA (US$ millions)
Average Realized Methanol Price (US$ per tonne)



Methanol Production (thousands of tonnes)
7,017
7,187
7,211
7,589
6,614
6,514
6,118
6,642
6,358
7,816
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

[1] The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, and Net debt to capitalization throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 40 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[2] Defined as total debt less cash and cash equivalents divided by the sum of total equity and total debt less cash and cash equivalents.

[3] The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate widely in response to market prices.

2

President’s Message to Shareholders DEAR FELLOW SHAREHOLDERS, 2025 was a year of significant achievement for Methanex: we completed the acquisition of OCI Global’s (“OCI”) international methanol business, began integrating the newly acquired assets into our organization and executed safe operations across our portfolio. The acquired assets include an interest in two world-scale methanol facilities in Beaumont, Texas (one of which also produces ammonia), a low-carbon methanol business that complements our own efforts in this area, and a currently idled methanol facility in the Netherlands. We believe the investments we've made in production growth in North America, which by the end of 2025 represented approximately 6.5 million tonnes of annual production capacity, position us very well for the future. By increasing capacity in a region with access to abundant natural gas supply, we have significantly strengthened our asset base, reduced our portfolio feedstock risk, and enhanced the quality of our cash flows. Thanks to the dedication of our team members, the integration of our new assets is progressing smoothly, and we are confident that the investments to drive improvement in our asset base will deliver long-term strategic benefits for all stakeholders. LOOKING BACK AT 2025 Continued Responsible Care leadership Safety, environmental excellence and community well-being remain at the core of our culture. Over 2024 and 2025, we delivered the best two-year safety performance in our company’s history, supported by strong leading indicators such as proactive hazard observations and consistent leadership engagement. We are proud of this sustained momentum and equally mindful that excellence in safety requires continuous vigilance and learning – involving every location, every activity and every person. This commitment is particularly critical as we continue integrating new assets and team members, ensuring that safe practices are embedded throughout our organization with consistent standards across new plants and supply chains. Integrating acquired assets and delivering on the strategic benefits The newly acquired assets fit well within our portfolio as they use methanol plant technology consistent with our existing facilities and are well positioned to benefit from our scale, operating discipline and technical expertise. Early performance has been solid, driven by strong operations at the Beaumont plant and the Natgasoline joint venture, both of which have demonstrated high reliability and quality. Maintaining security of supply for customers has also been a key priority, enabled by the coordinated efforts of our manufacturing and marketing and logistics teams. Our new team members are contributing positively to the organization through close collaboration between sites and with our global teams. We are focused on realizing the synergies we identified when initially evaluating the OCI acquisition, with the integration process strengthening our operational and supply chain position and reinforcing our confidence in the acquisition’s strategic merits. High grading the asset portfolio Our production capacity has increased significantly compared to the previous year due to contributions from the Geismar 3 plant and the newly acquired assets. Combined with our plant in Medicine Hat and the existing Geismar 1 and 2 plants, our asset base is underpinned by approximately 6.5 million tonnes of annual capacity in North America, giving us access to advantaged natural gas supply and reducing our feedstock risk across the portfolio. Outside of North America, we are excited by continued upstream gas developments to supply our plants in Chile and Egypt, while our operations in Trinidad and Tobago and New Zealand are contributing less to our results because of gas feedstock challenges. In Chile, production was over 1.3 million tonnes in 2025, driven by greater gas availability from Chilean and Argentinian gas producers. We were able to operate Chile I at full rates throughout the southern hemisphere winter months, marking the first time a Chile plant has done so in over 15 years. In Egypt, production was higher than the previous year with improved gas supply through the peak-demand summer season. While some gas supply constraints may persist in the near term, Egypt is well placed to benefit from increased gas development activity in the Mediterranean region. Structurally tight methanol markets supporting methanol pricing Global methanol demand grew by approximately two per cent in 2025, reaching just under 100 million tonnes. Overall, we began 2025 in tight methanol markets, particularly driven by constrained supply conditions in the Atlantic region. Through the remainder of the 3 year, methanol supply conditions improved and the methanol market remained relatively balanced with changes in operating rates of methanol to olefin (MTO) producers in China adjusting and absorbing the impact of seasonality of supply into global markets, particularly from Iranian producers. In China, methanol prices remained below $300 per metric tonne throughout 2025, influenced primarily by the marginal cost of production and affordability levels of MTO producers in China, while methanol prices outside of China were pricing at premiums to these levels. Our average realized methanol price in 2025 was $361 per metric tonne. Focus on free cash conversion and a disciplined capital allocation strategy With our high-graded asset portfolio, we believe we're well positioned to generate stronger and more resilient cash flows. Consistent production from our assets, coupled with 2025’s average realized methanol price of $361 per metric tonne, enabled us to generate Adjusted EBITDA of $808 million and cash flows from operating activities of $1,016 million. A strong, resilient balance sheet and financial flexibility are critical to Methanex, and deleveraging has been a clear priority since we announced the OCI acquisition in September 2024. We made solid progress towards our near-term deleveraging target in 2025 by directing all excess cash to repay the Term Loan A used to partially finance the acquisition. We are committed to pursuing a disciplined, balanced capital allocation framework that supports an appropriate leverage level, shareholder distributions and high- return growth investments for the benefit of our shareholders. LOOKING AHEAD TO 2026 AND BEYOND We believe the methanol market supply and demand outlook remains positive despite macroeconomic uncertainty which we continue to monitor and manage through carefully. There is limited new methanol supply under development and the industry is operating at high rates after factoring in structural constraints on global producers such as feedstock restrictions or international sanctions. Into 2026, our priorities are to maintain safe and reliable operations to meet our supply commitments to customers, continue to execute on our integration plan and realize the anticipated transaction benefits, and deliver strong free cash flow that enables us to execute on our deleveraging plans. I would like to close by thanking our global team members, including those newly joined, for their diligence and hard work, and all our stakeholders for their partnership with Methanex. While we continue to navigate macroeconomic uncertainty, I am optimistic about the future of Methanex as the leader in the methanol industry with our transformed asset portfolio and disciplined operational execution positioning us well to create meaningful, long-term value for all stakeholders. Rich Sumner President & Chief Executive Officer 4

Chair’s Message to Shareholders DEAR FELLOW SHAREHOLDERS, OCI Acquisition and Integration 2025 was a defining year for Methanex with the successful closing of the acquisition of OCI Global’s international methanol business. The transaction was a deliberate strategic decision by the Company to significantly enhance its asset base through exposure to the stability and abundance of North American natural gas feedstock. The acquisition was successfully financed through a strong financial framework with a clear focus on deleveraging as a near-term capital allocation priority. The Board recognizes that the success of acquisitions relies on the effective integration of assets and people. Accordingly, integration planning began well before the transaction was closed. Throughout 2025, the Board provided oversight of both the transaction close and the integration process, placing particular focus on safe and reliable operations and strong cultural alignment. Finance Strategy and Capital Allocation Finance strategy and capital allocation have remained top of mind for the Board. Although we accepted that acquiring OCI would necessitate additional debt that was manageable in the short term, it was with the understanding that prompt deleveraging would be a priority. In this context, the Board fully supports resetting the Company’s target leverage range to a lower level to maintain financial strength and following a balanced approach to capital allocation that creates sustainable value for shareholders over the long-run. Over recent months, I have engaged with many of our largest shareholders and have received broad support for the Company’s lower leverage target and financial strategy. With an enhanced asset base now in place, the Board’s focus is on disciplined execution and maximizing free cash flow to support deleveraging and future capital allocation priorities. This focus is reflected in the decision to make free cash flow the sole corporate financial performance measure for management’s short term incentive program in 2026. Board Renewal Board renewal and the continued strengthening of our collective skill set also remain an important focus. On December 1, 2025, we welcomed Don Marchand as a new director. Mr. Marchand brings deep knowledge of the North American energy sector and extensive finance experience to the Board and, in particular, to the Audit, Finance and Risk Committee. I look forward to his contributions. In closing, with a significant phase of capital investment now behind us, the Board is firmly focused on disciplined execution and strengthening the balance sheet in order to deliver sustained shareholder value. On behalf of the Board, I thank our shareholders for their continued trust and support as Methanex advances its current strategy. Doug Arnell Chair of the Board 5

Management's Discussion and Analysis

Index

6	Overview of the Business	36	Critical Accounting Estimates
8	Our Strategy	39	Adoption of New Accounting Standards
9	Sustainability	39	Anticipated Changes to International Financial Reporting Standards
10	Financial Highlights	40	Non-GAAP Measures
11	Production Summary	42	Quarterly Financial Data (Unaudited)
13	How We Analyze Our Business	42	Selected Annual Information
13	Financial Results	43	Controls and Procedures
20	Liquidity and Capital Resources	44	Forward-Looking Statements
26	Risk Factors and Risk Management		

This Management's Discussion and Analysis ("MD&A") is dated March 5, 2026, and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2025. Except where otherwise noted, the financial information presented in this MD&A is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). We use the United States dollar as our reporting currency and, except where otherwise noted, all currency amounts are stated in United States dollars. In this MD&A, a reference to the "Company" refers to Methanex Corporation and a reference to "Methanex," "we," "our" and "us" refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

Throughout this document we use non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 40 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this MD&A are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Analytics by OPIS, a Dow Jones company, Tecnon OrbiChem Ltd., Argus, ICIS, S&P Global and Methanol Market Services Asia, an Energy Aspects (EA) company. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

As at March 4, 2026 we had 77,339,520 common shares issued and outstanding and stock options exercisable for 1,228,857 additional common shares.

Additional information relating to Methanex, including our Annual Information Form, is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

OVERVIEW OF THE BUSINESS

Methanex Corporation is the world's largest producer and supplier of methanol, serving methanol customers across the globe. The Company also produces and supplies ammonia, predominantly serving customers in North America.

Methanol is a clear liquid commodity chemical that is produced from natural gas and is also produced from coal, particularly in China. Traditional chemical demand, which represents approximately 50% of global methanol demand, is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a wide variety of industrial and consumer products. Demand for energy-related applications, which represents over 30% of global methanol demand, includes several applications including methyl tertiary-butyl ether ("MTBE"), fuel applications (including vehicle fuel, marine fuel and other thermal applications), di-methyl ether and biodiesel. Demand into methanol-to-olefins ("MTO") represents less than 20% of global methanol demand. MTO plants produce light olefins which have wide applications in packaging, textiles, plastic parts and automotive components.

Ammonia is a key compound in modern life and plays an important role in agriculture and industry. Most ammonia demand is generated from use in producing fertilizer but it is also used in the production of plastics and textiles, and in refrigeration.

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We are the world’s largest producer and supplier of methanol and serve customers in Asia Pacific, North America, Europe and South America. Our total annual methanol operating capacity, including Methanex's interests in jointly owned plants, is currently 10.4 million tonnes and is located in the United States, Chile, Trinidad and Tobago, New Zealand, Egypt, and Canada. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We have marketing rights for 100% of the production from the jointly-owned plant in Egypt, which provides us with an additional 0.6 million tonnes per year of methanol offtake supply when gas is available and the plant is operating at full capacity. We market only our share of the production from our jointly-owned Texas-located Natgasoline plant. Our annual ammonia operating capacity is 0.3 million tonnes and is located in the United States. Refer to the Production Summary section on page 11 for more information. Acquisition of OCI Global's Methanol Business On September 8, 2024, Methanex announced that it entered into a definitive agreement to acquire OCI Global’s (“OCI”) international methanol business for approximately $2.05 billion ("OCI Acquisition"). The transaction includes a methanol facility with an annual production capacity of 910,000 metric tonnes ("MT") of methanol and 340,000 MT of ammonia and a 50 percent interest in a second methanol facility operated by the joint venture Natgasoline LLC (“Natgasoline”) which has an annual capacity of 1.7 million MT of methanol. The transaction also includes a low-carbon methanol production and marketing business and an idled methanol facility in the Netherlands. The Company successfully closed the acquisition on June 27, 2025 and has since finalized the purchase price, which consisted of $1.18 billion in cash, adjustments for debt and working capital of $0.01 billion and $0.10 billion, the issuance of 9.9 million common shares of Methanex and the assumption of debt and leases. 2025 Industry Overview & Outlook Methanol is a global commodity and our earnings are significantly affected by fluctuations in the price of methanol, which is directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors, including: the strength of global and regional economies, industrial production levels, energy prices, pricing of end products, downstream capacity and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and methanol industry capacity changes. Demand We estimate global methanol demand increased modestly in 2025 to just below 100 million tonnes, driven by continued growth in Asia and China, and overall flat demand across the Atlantic markets. Over the long term, we believe that traditional chemical demand is influenced by the strength of global and regional economies and industrial production levels. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood products production, housing starts and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption of MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products, the availability of methanol supply, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules. Ongoing regulatory changes as part of the global energy transition along with other factors have led to a growing interest in methanol as a fuel due to its clean-burning attributes and potential to reduce greenhouse gas emissions if made from a renewable feedstock. There is continuing interest in methanol as a marine fuel given its environmental benefits, wide availability, cost competitiveness and ease of use. When made from renewable sources, methanol can materially reduce life-cycle carbon emissions and in some cases can be carbon neutral, providing a future-proof pathway to meet the decarbonization goals of the shipping industry. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. Methanol is also being used as a vehicle fuel, primarily in China. Methanol can be blended with gasoline in low quantities for use in existing vehicles, or used in high-proportion blends such as M85 in flex-fuel vehicles or M100 in dedicated methanol-fueled vehicles. There is growing interest in 100% methanol fuel (M100) for light-duty trucks, heavy-duty trucks, mining trucks and buses in China. We estimate that vehicular fuel demand for methanol in China is over 1.3 million tonnes annually. Other countries are in the assessment or early stages of adopting methanol as a vehicle fuel. 7

In China, the total annual methanol demand from thermal applications, including cooking stoves, industrial boilers, furnaces and kilns, stands at over 7 million tonnes. This demand is concentrated in rural regions where pipelined natural gas infrastructure remains inadequate. Supply Methanol is produced from natural gas and is also produced from coal, particularly in China. The cost of goods sold is influenced by the availability and cost of raw feedstock materials, freight costs, other operating and maintenance costs and government policies. Industry operating rates continue to be impacted by trade sanctions, plant technical issues, and structural and seasonal natural gas constraints. The methanol industry ran at higher rates in 2025 compared to 2024, driven by record-high operations in North America and improved utilization in China. In 2025, there were approximately 1 million tonnes of production capacity additions in China and 1.8 million tonnes in Malaysia. In Iran, projects under development are showing slow progress due to technical and financing challenges from sanctions and the operating rates of existing methanol plants are constrained by declining gas availability from depleting gas fields. If sanctions impacting Iran and/or other methanol producing countries are eased or removed, this could lead to an increase in methanol supply. In China, capacity additions have slowed due to environmental regulations and a more restrictive industrial policy for methanol projects without downstream integration. These capacity additions are expected to be partly offset by the closure of some inefficient older plants. New capacity built in China is expected to serve growing domestic demand, as China requires methanol imports to meet that demand. Project development remains slow elsewhere due to economic or feedstock challenges. Price The methanol business is a highly competitive commodity industry and future methanol prices will ultimately depend on the strength of global and regional demand and methanol industry supply. Methanol demand and industry supply are driven by several factors as described above. Methanol prices have historically been, and are expected to continue to be, characterized by volatility and cyclicality. Methanex’s average realized price in 2025 was $361 per tonne compared to $355 per tonne in 2024. OUR STRATEGY Our primary objective is to create value through our leadership in the global production, marketing and delivery of methanol to customers. To achieve this objective we have a simple, clearly defined strategy: leadership, low cost and operational excellence. We pride ourselves in being a leader in Responsible Care (an operating ethic and set of principles for sustainability developed by the Chemistry Industry Association of Canada and recognized by the United Nations) and having a strategic focus on managing risks and proactive plans relating to personnel health and safety, environmental protection, community involvement, social responsibility, sustainability, security and emergency preparedness. Leadership Leadership is a key element of our strategy. We are focused on creating value through our position as the leading producer and supplier in the global methanol industry, improving our ability to safely and cost-effectively deliver methanol to customers and supporting both traditional and energy-related global methanol demand growth. We are the leading producer and supplier of methanol to customers in Asia Pacific, North America, Europe and South America. Our 2025 sales volume of 9.5 million tonnes of methanol represented approximately 20% of the internationally traded methanol market. This scale allows us the flexibility to meet customer needs globally. Our leadership position has also enabled us to play an important role in the methanol industry, which includes publishing Methanex reference prices that are used in each region as the basis of pricing for our customer contracts. The geographically diverse locations of our production sites and our shipping fleet allow us to deliver methanol cost-effectively to customers globally. We continue to invest in global distribution and supply infrastructure, which includes the world's largest methanol ocean tanker fleet and terminal capacity in all major international ports, enabling us to enhance value to customers by providing reliable and secure supply. Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from third parties to give us flexibility in our supply chain to meet customer commitments. We purchase methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply. We have storage capacity and offices in strategic global locations that allow us to cost-effectively manage supply to customers and ensure customer service and industry positioning. 8

Low Cost A low cost structure is an important competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers. We manage our natural gas costs in two ways: through fixed price contracts and gas contracts linked to methanol price. In North America, we target to have fixed price natural gas supply contracts and financial hedges in place covering approximately 50% of our natural gas needs in the near term. Our production facilities outside North America are largely underpinned by natural gas purchase agreements where the natural gas price is linked to methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle. Our production facilities are well located to supply global methanol markets and we take a long-term approach to contracting shipping capacity to meet customer needs. Nonetheless, the cost to distribute methanol from production locations to customers is a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We focus on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet, third-party backhaul arrangements and taking advantage of prevailing conditions in the shipping market by varying the type and term of ocean vessel contracts. We also look for opportunities to leverage our global asset position by entering into geographic product exchanges with other methanol producers to reduce distribution and transportation costs. Operational Excellence We maintain a focus on operational excellence in all aspects of our business. This includes excellence in manufacturing and supply chain processes, marketing and sales, Responsible Care and financial management. To differentiate ourselves from competitors, we strive to be the best operator and the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol safely, reliably and cost- effectively. Our commitment to Responsible Care drives our adherence to the highest principles of health, safety, environmental, product stewardship, and social responsibility. We believe this commitment helps us achieve an excellent overall environmental and safety record and aligns our community involvement and social investments with our core values. Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards. We readily share technical and safety expertise with key stakeholders (including customers, end-users, suppliers, and logistics providers) through direct communication and active participation in local and international industry associations, seminars and conferences and online education initiatives. In 2025, our strategy of operational excellence in financial management enabled the successful close of the $2.05 billion OCI Acquisition. We have begun the repayment of the Term Loan A facility that was drawn upon to fund the acquisition, upholding our commitment to prioritize debt reduction in our capital allocation strategy. We have continued to return cash to shareholders through the regular dividend. As at December 31, 2025, we remain in a strong liquidity position with $425 million in cash and $600 million of undrawn back-up liquidity through our revolving credit facility. We actively manage our liquidity and capital structure in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements of our business. SUSTAINABILITY We have embedded sustainability into our long-term strategy alongside our commitment to Responsible Care. We prioritize material sustainability topics, which are those environmental, social or governance topics that represent an impact on the environment or people, significantly affect our financial performance, or are of interest to our stakeholders. Our material sustainability topics are GHG emissions and transition to a low-carbon economy, climate change/physical impacts, process safety, employee and contractor safety, product stewardship, people practices and community and Indigenous relations. Our executive leadership team has overall responsibility for ensuring our material sustainability topics are being effectively evaluated and managed. These include climate-related risks and opportunities associated with our GHG emissions and the transition to a low- carbon economy. The Executive Leadership Team incorporates these matters into scenario-based strategic and business planning activities to support the long-term sustainability of our business. We believe that having a diverse team, equitable people practices and an inclusive workplace leads to a better culture, better decisions and a better company. Our vision is to have an inclusive culture where diversity is valued, differences are embraced and everyone has the opportunity to contribute, develop and advance. In March 2026, we issued our 2025 Sustainability Report, aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD), and including general and topic-specific Global Reporting Initiative (GRI) disclosures. The 2025 Sustainability Report is available at https://www.methanex.com/sustainability. 9

FINANCIAL HIGHLIGHTS Production (thousands of tonnes) (attributable to Methanex shareholders) 7,816 6,358 Sales volume (thousands of tonnes) Methanex-produced methanol 7,512 6,094 Purchased methanol 1,463 3,471 Commission sales 540 904 Total sales volume 1 9,515 10,469 Methanex average non-discounted posted price ($ per tonne) 2 588 508 Average realized price ($ per tonne) 3 4 361 355 Revenue 5 3,589 3,720 Net income (attributable to Methanex shareholders) 80 164 Adjusted net income 4 148 252 Adjusted EBITDA 4 808 764 Cash flows from operating activities 1,016 737 Basic net income per common share ($ per share) 1.10 2.43 Diluted net income per common share ($ per share) 0.93 2.39 Adjusted net income per common share ($ per share) 4 2.03 3.72 Common share information (millions of shares) Weighted average number of common shares 73 67 Diluted weighted average number of common shares 73 68 Number of common shares outstanding, end of year 77 67 ($ Millions, except as noted) 2025 2024 1 Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. 2 Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by the total methanol sales volume. Current and historical pricing information is available at www.methanex.com. 3 The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as methanol revenue divided by the total methanol sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices. 4 The Company has used the terms Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA throughout this document. These items are non- GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 40 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures. 5 Revenue includes sales of ammonia and other products, in addition to sales of methanol. 10

PRODUCTION SUMMARY

The following table details the annual operating capacity and actual production at our facilities in 2025 and 2024:

(Thousands of tonnes)	Annual operating capacity [1]	**2025 Production**	2024 Production
USA			
Geismar	4,000	**3,330**	2,529
Beaumont [2]	910	**466**	—
Natgasoline (50% interest) [2]	850	**418**	—
Chile	1,700	**1,302**	1,180
Trinidad and Tobago [3]	860	**730**	956
New Zealand [4]	860	**507**	670
Egypt (50% interest)	630	**555**	460
Canada (Medicine Hat)	560	**508**	563
Total Methanol Production	10,370	**7,816**	6,358
Beaumont Ammonia [5]	340	**182**	—

[1] The annual operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO_2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.

[2] The annual operating capacity of the Beaumont and Natgasoline facilities are 910,000 tonnes and 850,000 tonnes (50% interest), respectively. The actual production for 2025 reflects the amount of production since the facilities were acquired on June 27, 2025.

[3] The operating capacity of Trinidad consists of the Titan facility (100% interest). The Atlas facility (63.1% interest) is excluded as it is idle (refer to the *Trinidad and Tobago* section below.)

[4] The operating capacity of New Zealand consists of one Motunui facility, with the other excluded as it is idle (refer to the *New Zealand* section below.)

[5] The annual operating capacity of the Beaumont ammonia facility is 340,000 tonnes. The actual production for 2025 reflects the amount of production since the facility was acquired on June 27, 2025.

United States

Our Geismar plants produced 3.3 million tonnes of methanol in 2025, compared with 2.5 million in 2024. Production at the Geismar site was higher in 2025 as a result of increased production from the Geismar 3 plant after an unplanned outage was taken at the Geismar 3 plant in late February and repairs to the autothermal reformer were made with the plant successfully restarting at the beginning of May. Also during 2025, the Geismar 2 plant underwent a planned turnaround.

Following the closing of the OCI Acquisition on June 27, 2025, the Beaumont plant produced 0.5 million tonnes of methanol and 0.2 million tonnes of ammonia and the Natgasoline plant produced 0.4 million tonnes of methanol (Methanex share). Refer to the *Risk Factors and Risk Management – United States* section on page 30 for more information.

Chile

The Chile facilities produced 1.3 million tonnes of methanol in 2025 compared with 1.2 million tonnes in 2024. Production in Chile was higher in 2025 due to higher gas availability from Argentina. We operated one plant at full capacity during the winter for the first time since 2008. Production is supported by firm gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements year round. In addition, we believe that increased gas availability during the southern hemisphere summer months will allow both plants to operate at full capacity during the non-winter period. While seasonality in production is expected to continue over the near term, we are seeing generally positive developments in natural gas availability from Argentina. Refer to the *Risk Factors and Risk Management – Chile* section on page 30 for more information.

Trinidad and Tobago

We produced 0.7 million tonnes of methanol at the Titan plant in 2025, compared with 1.0 million tonnes from a combination of the Titan plant and Atlas plant (Methanex 63.1% interest or 1.085 million tonnes per year capacity) in 2024. Production in Trinidad was lower in 2025 due to the Atlas plant being idled in September 2024. This was concurrent with the restart of the Titan plant, which is currently running on its two year natural gas supply agreement with the National Gas Company of Trinidad and Tobago ("NGC") that expires in September 2026. Refer to the *Risk Factors and Risk Management – Trinidad and Tobago* section on page 30 for more information.

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New Zealand In New Zealand, we produced 0.5 million tonnes of methanol in 2025 compared with 0.7 million tonnes in 2024. Future production will be dependent on the performance of existing wells, future upstream development and any on-selling of gas into the electricity market to support New Zealand’s energy needs. Gas supply availability in New Zealand continues to be challenged and we continue to work with our gas suppliers and the government to optimize our operations in the country. Refer to the Risk Factors and Risk Management – New Zealand section on page 31 for more information. Egypt We operate the 1.3 million tonne per year methanol facility in Egypt, in which we have a 50% economic interest and marketing rights for 100% of the production. We produced 1.1 million tonnes of methanol (Methanex share of 0.6 million) in Egypt in 2025 compared to 0.9 million tonnes (Methanex share of 0.5 million) in 2024. Gas availability in Egypt is influenced by several factors, including domestic production levels, gas imports and seasonal demand fluctuations. This can lead to gas curtailments when gas is constrained, particularly when there is increased seasonal demand for power generation due to elevated temperatures. While both years have been impacted by fluctuating operating rates, production in 2025 was higher as gas curtailments were lower and suppliers were able to manage the domestic needs with less impact on industrial plants. Additionally, production in 2024 was further affected by an unplanned outage caused by a mechanical failure in the synthesis gas compressor. We are monitoring the gas market closely and curtailments may continue to occur in the future, particularly in the summer months, depending on gas supply and demand dynamics. Refer to the Risk Factors and Risk Management – Egypt section on page 31 for more information. Canada Medicine Hat produced 0.5 million tonnes of methanol in 2025 compared with 0.6 million tonnes in 2024. Production for 2025 was lower due to a planned turnaround, which was successfully completed in the second quarter. Refer to the Risk Factors and Risk Management – Canada section on page 31 for more information. Outlook We expect our 2026 production to be approximately 9.0 million tonnes (Methanex interest) of methanol and 0.3 million tonnes of ammonia. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events. 12

HOW WE ANALYZE OUR BUSINESS We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other, and income taxes. The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 40 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures. In addition to the methanol that we produce at our facilities, we also purchase and resell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows: PRICE The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume. CASH COSTS The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs. SALES VOLUME The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex- produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne. We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. We own 50% of the Natgasoline methanol facility. A contractual agreement between us and our partners establishes joint control over Natgasoline. As a result, we account for this investment using the equity method of accounting, which results in 50% of the net assets and net earnings of Natgasoline being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For the purpose of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt include an amount representing our 63.1% equity share in Atlas and our 50% equity share in Natgasoline. Our analysis of depreciation and amortization, finance costs, finance income and other expenses, and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas and Natgasoline. We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For the purpose of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted debt exclude the amounts associated with non-controlling interests. FINANCIAL RESULTS For the year ended December 31, 2025, we reported a net income attributable to Methanex shareholders of $80 million ($0.93 net income per common share on a diluted basis), compared with a net income attributable to Methanex shareholders of $164 million ($2.39 net income per common share on a diluted basis) for the year ended December 31, 2024. Net income attributable to Methanex 13 shareholders for the year ended December 31, 2025 is lower compared to the year ended December 31, 2024, primarily due to higher finance costs, higher depreciation and amortization, lower gas sale net proceeds and losses of associates partially offset by a higher average realized price. For the year ended December 31, 2025, we reported Adjusted EBITDA of $808 million and Adjusted net income of $148 million ($2.03 Adjusted net income per common share), compared with Adjusted EBITDA of $764 million and Adjusted net income of $252 million ($3.72 Adjusted net income per common share) for the year ended December 31, 2024. We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and including our equity share of the Natgasoline facility (50% interest), and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the mark-to- market impact of gas contract revaluations included in finance income and other expenses, any timing mismatch between the inventory flows of our associates to our share of ownership, and the impact of certain items associated with specific identified events. For both 2025 and 2024, the impact of the asset impairment charge was excluded from Adjusted EBITDA and Adjusted net income due to the specific nature of the expense and to better reflect the operating performance of the Company's business. A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows: Net income attributable to Methanex shareholders $ 80 $ 164 Mark-to-market impact of share-based compensation, net of tax (20) 2 Mark-to-market impact of gas contract revaluations, net of tax 3 (4) Asset impairment charge, net of tax 82 90 Earnings of associates adjustment, net of tax 3 — Adjusted net income $ 148 $ 252 Diluted weighted average shares outstanding (millions) 73 68 Adjusted net income per common share $ 2.03 $ 3.72 ($ Millions, except number of shares and per share amounts) 2025 2024 A summary of our consolidated statements of income for 2025 and 2024 is as follows: Consolidated statements of income: Revenue $ 3,589 $ 3,720 Cost of sales and operating expenses (2,680) (3,009) New Zealand gas sale net proceeds 39 103 Egypt insurance recovery — 59 Mark-to-market impact of share-based compensation (27) 2 Adjusted EBITDA attributable to associates 49 82 Amounts excluded from Adjusted EBITDA attributable to non-controlling interests (162) (193) Adjusted EBITDA 808 764 Mark-to-market impact of share-based compensation 27 (2) Depreciation and amortization (446) (386) Finance costs (220) (133) Finance income and other 26 12 Income tax expense (58) (30) Asset impairment charge (71) (125) Earnings of associates adjustment 1 (82) (43) Non-controlling interests adjustment 2 96 107 Net income attributable to Methanex shareholders $ 80 $ 164 Net income $ 145 $ 250 ($ Millions) 2025 2024 1 This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders. 2 This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders. 14

Revenue

There are many factors that impact our global and regional revenue. The methanol business is a global commodity industry affected by supply and demand fundamentals. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors, including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Revenue was $3.6 billion in 2025 compared to $3.7 billion in 2024. The comparable revenue reflects a higher average realized price, offset by lower sales volume in 2025 compared to 2024.

We publish regional non-discounted reference prices for each methanol sales region and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors. Our average non-discounted published reference price in 2025 was $588 per tonne compared with $508 per tonne in 2024. Our average realized price in 2025 was $361 per tonne compared to $355 per tonne in 2024.

Distribution of Revenue

The geographic distribution of revenue by customer location for 2025 resulted in increased sales to the United States and Europe compared to 2024 reflecting the increased production profile as a result of the OCI Acquisition weighted to those regions. Details are as follows:

($ Millions, except where noted)			**2025**			2024
Europe	**$**	**932**	**26%**	$	842	23%
United States		**708**	**20%**		502	13%
South America		**509**	**14%**		479	13%
China		**485**	**14%**		828	22%
South Korea		**445**	**12%**		483	13%
Other Asia		**338**	**9%**		402	11%
Canada		**172**	**5%**		184	5%
	$	**3,589**	**100%**	$	3,720	100%

Adjusted EBITDA (Attributable to Methanex Shareholders)

2025 Adjusted EBITDA was $808 million compared with 2024 Adjusted EBITDA of $764 million, an increase of $44 million. The key drivers of change in our Adjusted EBITDA are average realized price, sales volume and cash costs as described below (refer to the *How We Analyze Our Business* section on page 13 for more information).

($ Millions)		**2025 vs. 2024**
Average realized price	**$**	**47**
Sales volume		**(53)**
Geismar 3 delay costs		**41**
New Zealand gas sale proceeds, net of gas and fixed costs during idle period		**(59)**
Ammonia contribution		**33**
Total cash costs		**35**
Increase in Adjusted EBITDA	**$**	**44**

Average Realized Price

Our average realized price for the year ended December 31, 2025, was $361 per tonne compared to $355 per tonne for 2024, and this increased Adjusted EBITDA by $47 million (refer to the *Financial Results – Revenue* section on page 15 for more information).

Sales Volume

Methanol sales volume, excluding commission sales volume, for the year ended December 31, 2025, decreased to 9.0 million tonnes from 9.6 million tonnes in 2024, and this decreased Adjusted EBITDA by $53 million. The decrease in sales volume is driven by a deliberate reduction in our annual sales portfolio to reflect the lower production expectations from the Atlas and New Zealand facilities in 2025. Sales volume may also vary year to year depending on customer requirements and inventory levels as well as the available commission sales volume.

Geismar 3 Delay Costs

With the start-up of Geismar 3 in late 2024, all costs are now operating costs and therefore there are no delay costs in 2025, compared to $41 million of delay costs incurred in 2024.

15

New Zealand Gas Sale Proceeds, Net of Gas and Fixed Costs

Since the third quarter of 2024, we have periodically entered into short-term commercial arrangements to provide some natural gas into the New Zealand electricity market to support the country's overall energy balances. The total net proceeds less fixed costs included in Adjusted EBITDA for the year ended December 31, 2025 were $32 million compared to $91 million for 2024. The amounts do not include the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred, if any.

Ammonia contribution

The increase to Adjusted EBITDA relating to ammonia contribution for the year ended December 31, 2025 compared to the year ended December 31, 2024, is due to the OCI Acquisition in June 2025 and the introduction of ammonia production from the Beaumont facility to our business.

Total Cash Costs

The primary drivers of change in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts globally.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs for 2025 compared with 2024 were due to the following:

($ Millions)		2025 vs. 2024
Methanex-produced methanol costs	$	(51)
Proportion of Methanex-produced methanol sales		183
Purchased methanol costs		(18)
Logistics costs		(8)
Egypt insurance recovery		(30)
Other, net		(41)
Increase in Adjusted EBITDA due to changes in total cash costs	$	35

Methanex-Produced Methanol Costs

Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region. For approximately one third of our production, we purchase natural gas under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level.

Methanex-produced methanol costs were higher in 2025 compared with 2024 by $51 million, primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory. For additional information regarding our natural gas supply agreements, refer to the *Liquidity and Capital Resources – Summary of Contractual Obligations and Commercial Commitments* section on page 23.

Proportion of Methanex-Produced Methanol Sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period, while a decrease in the proportion of Methanex-produced methanol will increase our cost structure. The proportion of Methanex-produced methanol sales increased in 2025 due to the increased production profile from our newly acquired assets and this decreased costs and increased Adjusted EBITDA by $183 million for 2025 compared with 2024.

16

Purchased Methanol Costs

A key element of our corporate strategy is global leadership and, as such, we have built a leading market position in each of the regions where methanol is sold. We supplement our production with purchased methanol through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within each region. In structuring purchase agreements, we look for opportunities that provide synergies with our existing supply chain that allow us to purchase methanol in the most cost-effective region. The cost of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Higher methanol prices in 2025 and the timing of inventory flows and purchases increased the cost of purchased methanol per tonne and this decreased Adjusted EBITDA by $18 million compared with 2024.

Logistics Costs

Our investment in global distribution and supply infrastructure includes a dedicated fleet of ocean-going vessels. We utilize these vessels to enhance value to customers by providing reliable and secure methanol supply. Additionally, we carry third-party backhaul cargoes, when available, to optimize supply chain costs overall. Logistics costs can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Higher logistics costs in 2025 decreased Adjusted EBITDA by $8 million compared to 2024. Logistics costs increased in 2025 compared to 2024 primarily due to the mix of production from various plants, supply chain inefficiencies caused by unplanned outages including at our Geismar 3 facility, the impact on ocean freight of longer supply routes and a lower contribution from backhaul ocean freight journeys earned from third parties.

Egypt Insurance Recovery

We experienced an outage at the Egypt plant from October 2023 to February 2024. The insurance recovery of $30 million (Methanex share) was recognized in 2024 and was a non-recurring item, resulting in a decrease in Adjusted EBITDA in 2025.

Other, Net

Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the year ended December 31, 2025 compared with the same period in 2024, other costs were higher by $41 million mainly due to higher unabsorbed costs in 2025 compared to 2024 and higher transaction costs and selling, general and administrative expenses relating to the OCI Acquisition.

Mark-to-Market Impact of Share-Based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company's share price. The grant date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and is analyzed separately.

($ Millions, except share price)		2025		2024
Methanex Corporation share price [1]	$	39.72	$	49.94
Grant date fair value expense included in Adjusted EBITDA and Adjusted net income		23		21
Mark-to-market impact [2]		(27)		2
Total share-based compensation expense, before tax	$	(4)	$	23

[1] U.S. dollar share price of Methanex Corporation as quoted on the Nasdaq Global Select Market on the last trading day of the respective period.

[2] For the periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

For stock options, the cost is measured based on an estimate of the fair value at the grant date using the Black-Scholes option pricing model, and this grant date fair value is recognized as compensation expense over the related vesting period with no subsequent re-measurement to fair value.

Share appreciation rights ("SARs") are non-dilutive units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company's common shares and the exercise price that is determined at the grant date. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company's common shares on the last trading day of each quarter.

17

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units granted annually reflect a long-term incentive plan where units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index, and (ii) the three-year average return on capital employed. The relative total shareholder performance factor is measured by the Company at the grant date and each reporting date using a Monte-Carlo simulation model to determine fair value. The three-year average return on capital employed performance factor reflects the actual return on capital employed for historical periods and management's best estimate for forecast periods to determine the expected number of units to vest. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re- measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The price of the Company’s common shares as quoted on the Nasdaq Global Select Market Composite decreased from $49.94 per share at December 31, 2024, to $39.72 per share at December 31, 2025. As a result of the decrease in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $27 million mark-to-market recovery related to share-based compensation during 2025. Depreciation and Amortization Depreciation and amortization was $446 million for the year ended December 31, 2025, which is higher than the $386 million for the year ended December, 31 2024. Depreciation and amortization was higher due to higher sales of Methanex-produced product in 2025 compared to 2024 and the addition of G3 and the OCI Acquisition. Finance Costs Finance costs before capitalized interest $ 220 $ 184 Less capitalized interest — (51) Finance costs $ 220 $ 133 ($ Millions) 2025 2024 Finance costs are primarily comprised of interest on borrowings and lease obligations and were $220 million for the year ended December 31, 2025, compared to $133 million for the year ended December 31, 2024. Finance costs are higher primarily due to financing fees incurred on our Term Loan A credit facility and $600 million of senior unsecured notes due March 15, 2032, which were put in place to support the OCI Acquisition (see note 8 of our 2025 consolidated financial statements for more information). Capitalized interest relates to interest costs capitalized for the Geismar 3 project. There was no capitalized interest during the year ended December 31, 2025, compared to $51 million for the year ended December 31, 2024. Geismar 3 completed its commercial performance tests in October 2024, whereupon interest ceased to be capitalized. Refer to the Liquidity and Capital Resources section of page 20 for more information. Finance Income and Other ($ Millions) 2025 2024 Finance income and other before gas supply contract mark-to-market impact $ 30 $ 9 Mark-to-market impact of gas contract revaluations (4) 3 Finance income and other expenses $ 26 $ 12 Finance income and other were $26 million for the year ended December 31, 2025, compared to $12 million for the year ended December 31, 2024. Finance income and other were higher during the year ended December 31, 2025 compared to the same period in 2024 due to the impact of changes in foreign exchange rates movements, higher interest income earned on cash balances, partially offset by the mark-to-market impact of gas contract revaluations. 18

Income Taxes A summary of our income taxes for 2025 compared with 2024 is as follows: Per consolidated statement of income Adjusted 1 2 Per consolidated statement of income Adjusted 1 2 Net income before income tax $ 203 $ 175 $ 280 $ 325 Income tax expense (58) (27) (30) (73) Net income after income tax $ 145 $ 148 $ 250 $ 252 Effective tax rate 29% 15% 11% 22% ($ Millions, except where noted) 2025 2024 1 Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax. 2 Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate. See Non-GAAP Measures on page 40 for more information. We earn the majority of our income in the United States, New Zealand, Trinidad and Tobago, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 26%, New Zealand is 28%, Trinidad and Tobago is 38%, Chile is 35%, Egypt is 32.5% and Canada is 23.8%. We accrue for taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas and Natgasoline entities are accounted for using the equity method, any income taxes related to Atlas and Natgasoline are included in earnings of associates and therefore excluded from total income taxes but included in the calculation of Adjusted net income. The effective tax rate based on Adjusted net income was an expense of 15% for the year ended December 31, 2025, compared to 22% for the year ended December 31, 2024. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings (losses) and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels or losses, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer-term corporate tax rate. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate. The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income tax expense to Adjusted income tax expense: Net income $ 145 $ 250 Adjusted for: Income tax expense 58 30 Earnings from associates 38 (38) Share of associates' income before tax (41) 54 Net income before tax of non-controlling interests (74) (93) Mark-to-market impact of share-based compensation (27) 3 Mark-to-market Impact of gas contract revaluations 5 (6) Asset impairment charge 71 125 Adjusted net income before tax $ 175 $ 325 Income tax expense $ (58) $ (30) Adjusted for: Inclusion of our share of associates' adjusted tax (recovery) expense 6 (15) Removal of non-controlling interests' share of tax expense 9 6 Tax expense on mark-to-market impact of share-based compensation 7 — Tax on mark-to-market impact of gas contract revaluations (2) 1 Tax on asset impairment charge 11 (35) Adjusted income tax expense $ (27) $ (73) ($ Millions, except where noted) 2025 2024 For additional information regarding income taxes, refer to note 16 of our 2025 consolidated financial statements. 19

LIQUIDITY AND CAPITAL RESOURCES A summary of our consolidated statements of cash flows is as follows: Cash flows from/(used in) operating activities: Cash flows from operating activities before changes in non-cash working capital $ 869 $ 861 Changes in non-cash working capital related to operating activities 147 (124) 1,016 737 Cash flows from/(used in) financing activities: Dividend payments to Methanex Corporation shareholders (54) (50) Interest paid (198) (169) Net proceeds on issue of long-term debt 546 585 Repayment of long-term debt and financing fees (216) (322) Repayment of lease obligations (133) (141) Distributions to non-controlling interests (69) (41) Changes in non-cash working capital relating to financing activities (2) (66) (127) (204) Cash flows from/(used in) investing activities: Property, plant and equipment (99) (101) Geismar plant under construction — (73) Proceeds of share capital reduction from associates 9 13 Loan repayment from associates — 76 Acquisition of OCI Methanol Business, net of cash acquired (1,260) — Changes in non-cash working capital relating to investing activities (7) (15) (1,356) (100) Increase (decrease) in cash and cash equivalents (467) 433 Cash and cash equivalents, end of year $ 425 $ 892 ($ Millions) 2025 2024 Cash Flow Highlights Cash Flows from Operating Activities Cash flows from operating activities for the year ended December 31, 2025 were $1,016 million compared with $737 million for the year ended December 31, 2024. The increase in cash flows from operating activities is primarily due to favorable changes in working capital. 20

The following table provides a summary of these items for 2025 and 2024: Net income $ 145 $ 250 Deduct earnings of associates 34 (38) Add dividends received from associates — 32 Add (deduct) non-cash items: Depreciation and amortization 446 386 Income tax expense 58 30 Share-based compensation expense (recovery) (4) 24 Finance costs 220 133 Mark-to-market impact of Level 3 derivatives 4 (3) Asset impairment charge 71 125 Interest received 21 15 Income taxes paid (81) (53) Other (45) (40) Cash flows from operating activities before changes in non-cash working capital 869 861 Changes in non-cash working capital: Trade and other receivables 156 62 Inventories 54 (12) Prepaid expenses — (3) Accounts payable and accrued liabilities (63) (171) 147 (124) Cash flows from operating activities $ 1,016 $ 737 ($ Millions) 2025 2024 For a discussion of the changes in net income, depreciation and amortization, income tax expense, share-based compensation expense (recovery) and finance costs, refer to the Financial Results section on page 13. Changes in non-cash working capital increased cash flows from operating activities by $147 million for the year ended December 31, 2025, compared with a decrease of $124 million for the year ended December 31, 2024. Trade and other receivables decreased in 2025 and this increased cash flows from operating activities by $156 million, primarily due to a lower price, partially offset by higher sales volumes, at the end of 2025 compared to 2024. Inventories decreased in the fourth quarter of 2025 compared to the fourth quarter of 2024 driven by the impact of lower purchased methanol prices and volumes, which increased cash flows from operating activities by $54 million. Accounts payable and accrued liabilities decreased in 2025 compared to 2024 primarily due to the impact of lower methanol prices on purchased methanol volumes and lower capital expenditures, which decreased cash flows from operating activities by $63 million. Cash Flows from Financing Activities Total dividend payments in 2025 were $54 million compared with $50 million in 2024, reflecting a full year of quarterly dividends of $0.185 per share in both years but issued on an increased volume of common shares following the issuance of 9.9 million common shares as equity consideration for the OCI Acquisition. Total interest payments in 2025 were $198 million compared with $169 million in 2024, primarily reflecting higher average debt levels during the year, including a $550 million draw on the Term Loan A facility to support the OCI Acquisition, $200 million of which has since been repaid before the end of the year. The Company has no debt maturities until December 2027, other than normal course obligations for principal repayments related to our other limited recourse debt facilities. Distributions to non-controlling interests, including the 50% ownership of the Egypt entity and the 40% ownership of Waterfront Shipping not attributable to Methanex, were $69 million in 2025 compared to $41 million in 2024. The higher distributions to non- controlling interests for 2025 compared to 2024 were primarily due to timing of distributions in Egypt. Cash Flows from Investing Activities During 2025, we incurred cash outflows on capital expenditures of $99 million (2024 - $101 million) primarily related to planned turnarounds in Geismar, Medicine Hat, and Chile. The 2024 capital expenditures were primarily related to planned turnarounds in Geismar and Chile, and the restart of Titan. In addition, $1,260 million was paid in cash consideration, net of cash acquired, in connection with the OCI Acquisition. 21

Adjusted Debt

($ Millions)		2025		2024
Long-term debt (current and non-current)	$	2,753	$	2,415
Lease obligations (current and non-current)		755		818
Total debt and lease obligations per Financial Statements	$	3,508	$	3,233
Adjusted for:				
Removal of non-controlling interest's share of debt		(89)		(99)
Removal of non-controlling interest's share of leases		(218)		(250)
Inclusion of share of associates' debt		410		—
Inclusion of share of associates' leases		95		1
Total debt and lease obligations attributable to Methanex shareholders	$	3,706	$	2,885

Adjusted Debt is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to a similar measure presented by other companies. Refer to the *Non-GAAP Measures* section on page 40 for a description of each non-GAAP measure.

Liquidity and Capitalization

As we set up the financing for the OCI Acquisition, our objective was to allow deleveraging of the balance sheet following the transaction. Consistent with this objective, the acquisition financing was structured to allow for flexible repayment, and in the six months since the closing of the acquisition, we have repaid $200 million of Term Loan A using cash generated from operations.

The following table provides information on our liquidity and capitalization position as at December 31, 2025, and December 31, 2024:

($ Millions, except where noted)		2025		2024
Liquidity:				
Cash and cash equivalents	$	425	$	892
Undrawn credit facility		600		500
Total liquidity [1]	$	1,025	$	1,392
Capitalization:				
Unsecured notes, including current portion		2,277		2,274
Term Loan A		348		—
Other limited recourse debt facilities, including current portion		128		141
Total debt		2,753		2,415
Non-controlling interests		283		288
Shareholders' equity		2,443		2,094
Total capitalization	$	5,479	$	4,797
Total debt to capitalization [2]		50%		50%
Net debt to capitalization [3]		46%		39%

[1] Total liquidity consists of cash and cash equivalents, as well as any undrawn amounts from facilities. Total liquidity is a non-GAAP capital management measure, see *Non-GAAP Measures* on page 40 for more information.

[2] Defined as total debt (including other limited recourse debt facilities) divided by total capitalization.

[3] Net debt to capitalization is defined as total debt (including other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents. Net debt to capitalization is a non-GAAP capital management measure. See *Non-GAAP Measures* on page 40 for more information.

We manage our liquidity and capital structure in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements for the business. Total liquidity is useful because it illustrates the extent to which management has immediate access to cash for operational and construction purposes, and is indicative of our flexibility should uses for these facilities immediately arise. Net debt to capitalization is useful because it illustrates the relative risk of our financing structure to potential lenders and investors. The strategies we have employed in managing our liquidity and capital structure include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.

We are not subject to any statutory capital requirements and have no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options and TSARs.

We operate in a highly competitive commodity industry and believe that it is appropriate to maintain a strong balance sheet and maintain financial flexibility. As at December 31, 2025, we had a cash balance of $425 million, including $36 million of cash related to Egypt and $38 million of cash related to Waterfront Shipping entities consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

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As at December 31, 2025, we have access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

We have covenant and default provisions under our long-term debt obligations and we also have certain covenants that could restrict access to our credit facilities. The covenants governing the unsecured notes, which are specified in indentures governing the Company, apply to the Company and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity, and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of our assets. The indentures also contain customary default provisions. The significant covenants and default provisions under the credit facilities include:

a) the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries;

b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries; and

c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The facilities are partially secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.

The covenants governing the Company's and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company's assets. The indentures also contain customary default provisions.

Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2025, management believes the Company was in compliance with all covenants related to long-term debt obligations.

Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

Summary of Contractual Obligations and Commercial Commitments

A summary of the amount and estimated timing of cash flows related to our contractual obligations and minimum commercial commitments as at December 31, 2025, is as follows:

($ Millions)	2026	2027-2028	2029-2030	After 2030	Total
Long-term debt repayments	$ 41	$ 920	$ 868	$ 951	$ 2,780
Long-term debt interest obligations	156	269	162	326	913
Lease obligations	158	264	208	354	984
Repayments of other long-term liabilities	40	30	12	101	183
Natural gas and other	387	548	413	666	2,014
Other commitments	99	41	19	2	161
	$ 881	$ 2,072	$ 1,682	$ 2,400	$ 7,035

Long-Term Debt Repayments and Long-Term Debt Interest Obligations

We have $700 million of unsecured notes that mature in 2027, $700 million of unsecured notes that mature in 2029, $600 million of unsecured notes that mature in 2032 and $300 million of unsecured notes that mature in 2044. Our Term Loan A facility, of which $350 million remains unpaid at December 31, 2025, consists of two tranches, the first of which has a term through to 2028 and the second has a term through to 2029. The remaining debt repayments represent the normal course obligations for principal repayments related to our limited recourse debt facilities. For additional information, refer to note 8 of our 2025 consolidated financial statements.

Lease obligations

Lease obligations represent contractual payment dates and amounts for right-of-use assets recognized on balance sheet. The majority of lease obligations are for ocean-going vessels.

23

Repayments of Other Long-Term Liabilities Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management’s expectations. Natural Gas and Other We have commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity. The natural gas supply contracts for our facilities in New Zealand, Trinidad and Tobago, Egypt and certain contracts in Chile are take- or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment. We also have multi-year fixed price natural gas and renewable natural gas contracts and hedges to manage exposure to natural gas price risk and supply our production facilities in Geismar, Beaumont, and Medicine Hat. We believe that the fixed price contracts, hedges and long-term natural gas dynamics in North America support the long-term operation of these facilities. In the above table, we have included natural gas commitments, not accounted for as financial instruments, in North America for Geismar, Beaumont, and Medicine Hat at the contractual volume and fixed prices. We have marketing rights for 100% of the production from our jointly owned Egypt plant that results in purchase commitments of up to an additional 0.6 million tonnes per year of methanol offtake supply when Egypt operates at capacity. As at December 31, 2025, the Company also had commitments to purchase methanol from other suppliers for approximately 0.6 million tonnes for 2026. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above. The above table does not include costs for planned capital maintenance or expansion expenditures for which no commitment has been made to vendors to purchase materials, as these expenditures may change, or any obligations with original maturities of less than one year. Other Commitments We have future minimum lease payments under leases relating primarily to vessel charter, terminal facilities, office space and equipment that are outside the scope of IFRS 16. For additional information, refer to note 22 of our 2025 consolidated financial statements. Off-Balance Sheet Arrangements As at December 31, 2025, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition. Financial Instruments A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are either measured at amortized cost or fair value. In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks. The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions. Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs. 24

The following table shows the carrying value of each of our categories of financial assets and liabilities and the related balance sheet items as at December 31, 2025 and December 31, 2024: Financial assets: Financial assets measured at fair value: Derivative instruments designated as cash flow hedges 1 $ 108 $ 129 Fair value of gas contract derivatives 2 25 23 Financial assets not measured at fair value: Cash and cash equivalents 425 892 Trade and other receivables, excluding tax receivable 439 454 Restricted cash included in other assets 15 14 Total financial assets 3 $ 1,012 $ 1,512 Financial liabilities: Financial liabilities measured at fair value: Derivative instruments designated as cash flow hedges 1 $ 36 $ 37 Financial liabilities not measured at fair value: Trade, other payables and accrued liabilities, excluding tax payable 480 430 Lease obligations, including current portion 755 818 Long-term debt, including current portion 2,753 2,415 Land mortgage 27 27 Total financial liabilities $ 4,051 $ 3,727 ($ Millions) 2025 2024 1 North America natural gas hedges and Euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets. 2 The Company has several natural gas supply contracts measured at fair value which are classified within Level 3 of the fair value hierarchy. 3 The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods. As at December 31, 2025, all of the financial instruments were recorded on the consolidated statement of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted. The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income. The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for North America production. Natural gas is fungible across the plants. The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. Related Party Transactions We own 63.1% of the Atlas methanol facility and 50% of the Natgasoline methanol facility and contractual agreements with our partners establishes joint control which results in our accounting for Atlas and Natgasoline as equity investments. Equity investees are related parties, and as Atlas is idled, Natgasoline is our most significant related party. Refer to note 23 to the 2025 consolidated financial statements for information on our related party transactions. 25

RISK FACTORS AND RISK MANAGEMENT We are subject to risks that require prudent risk management. We believe the following risks, in addition to those described in the Critical Accounting Estimates section on page 36, to be among the most important for understanding the issues that face our business and our approach to risk management. Our strategic risk management process drives the identification, measurement, prioritization and management of our principal strategic risks. The Audit, Finance and Risk Committee of the Board provides oversight to the Company's risk management process. Methanol Market Fundamentals Methanol Price The methanol business is a highly competitive commodity industry and future methanol prices will ultimately depend on the strength of global and regional demand and methanol industry supply but can also be impacted by other factors such as global trade disputes and government sanctions. Methanol demand and industry supply are driven by several factors as described below. Methanol prices have historically been, and are expected to continue to be, characterized by volatility and cyclicality. We are not able to predict future methanol prices, which are driven by several factors that are beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol has a significant negative effect on our results of operations and financial condition. Methanol Demand Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors, including: the strength of global and regional economies, industrial production levels, energy prices, pricing of end products, downstream capacity and government regulations and policies. In addition, focus on climate change and the timing and pace of the transition to a lower-carbon economy could impact the demand for methanol that is manufactured in a manner that produces GHG emissions. Changes in methanol demand based on availability of substitute products, consumer preference (including preference for low-or- zero-carbon emission products), government regulation, or other factors may have a significant negative effect on our results of operations and financial condition irrespective of energy prices or economic growth rates. We cannot provide assurance that methanol demand will not be negatively impacted and this could have an adverse effect on our results of operations and financial condition. Energy Prices Demand for energy-related applications, which represents over 30% of global methanol demand, includes several applications including methyl tertiary-butyl ether ("MTBE"), fuel applications (including vehicle fuel, marine fuel and other thermal applications), di-methyl ether and biodiesel. Demand into methanol-to-olefins ("MTO") represents less than 20% of global methanol demand. MTO plants produce light olefins which have wide applications in packaging, textiles, plastic parts and automotive components. Methanol is an alternative feedstock for the production of light olefins in the methanol-to-olefins application. MTO competes with olefins made from ethane, propane and naphtha, which are typically derived from natural gas and oil-based feedstocks. The price of methanol relative to the price of ethane, propane and naphtha can impact the competitiveness of methanol in this application. The price of olefins and downstream derivative products are also affected by their industry supply and demand fundamentals. In a low olefin product price environment, methanol could be a less competitive feedstock in the production of olefins, which could reduce demand for methanol or contribute to negative pressure on methanol prices. Methanol can also be used to produce MTBE (an oxygenate blended into gasoline to improve air quality), blended directly with gasoline and used to produce di-methyl ether which can be blended with liquefied petroleum gas (propane). Because of this relationship, methanol demand is sensitive to the pricing of these energy products, which in turn are generally linked to global energy prices. We cannot provide assurance that energy prices will not negatively impact methanol demand, which could have an adverse effect on our results of operations and financial condition. Global Economic Growth Rates Traditional chemical demand, which represents approximately 50% of global methanol demand, is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a wide variety of industrial and consumer products. Over the long term, we believe that traditional chemical demand is influenced by the strength of global and regional economies and industrial production levels. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood products production, housing starts and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development. Any slowdown in the global or regional economies, specifically manufacturing and industrial economies, can negatively impact demand for methanol and have a detrimental impact on methanol prices. 26

Methanol Supply Methanol industry supply is impacted by the cost of production, methanol industry operating rates and methanol industry capacity changes. Methanol is produced from natural gas and is also produced from coal, particularly in China. The cost of goods sold is influenced by the availability and cost of raw feedstock materials, freight costs, other operating and maintenance costs and government policies. An increase in economically competitive methanol supply, all else equal, can displace supply from higher cost producers and have a negative impact on methanol price. The industry has historically operated below stated capacity on a consistent basis, even in periods of high methanol prices, primarily due to shutdowns for planned or unplanned maintenance and feedstock shortages and/or uneconomical feedstock costs. Methanol industry supply can increase through improving operating rates of existing methanol plants. Methanol industry capacity can increase through the construction of new methanol plants, by restarting idle methanol plants, or by expanding or debottlenecking existing plants to increase their operating capacity. There is typically a span of four to six years to plan and construct a new world-scale methanol plant. Typical of most commodity chemicals, periods of sustained high methanol prices encourage producers to operate at maximum rates and encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, and an ability to market and deliver methanol cost-effectively and reliably to customers. Industry operating rates continue to be impacted by trade sanctions, plant technical issues, and structural and seasonal natural gas constraints. The methanol industry ran at higher rates in 2025 compared to 2024, driven by record-high operations in North America and improved utilization in China. In 2025, there were approximately 1 million tonnes of production capacity additions in China and 1.8 million tonnes in Malaysia. In Iran, projects under development are showing slow progress due to technical and financing challenges from sanctions and the operating rates of existing methanol plants are constrained by declining gas availability from depleting gas fields. If sanctions impacting Iran and/or other methanol producing countries are eased or removed, this could lead to an increase in methanol supply. In China, capacity additions have slowed due to environmental regulations and a more restrictive industrial policy for methanol projects without downstream integration. These capacity additions are expected to be partly offset by the closure of some inefficient older plants. New capacity built in China is expected to serve growing domestic demand, as China requires methanol imports to meet that demand. Project development remains slow elsewhere due to economic or feedstock challenges. We cannot provide assurance that increases in methanol supply will not outpace the level of future demand growth thereby contributing to negative pressure on methanol price. Macroeconomic Risks Global Economic Conditions In addition to the potential influence of global economic activity levels on methanol demand and price, changing global economic conditions can also result in changes in capital markets. A deterioration in economic conditions could have a negative impact on supply or demand for methanol, our investments, diminish our ability to access existing or future credit, and it could increase the risk of defaults by customers, suppliers, insurers and other counterparties. Also, inflationary pressures associated with buoyant economic activity, supply chain challenges or geopolitical events such as wars, conflicts, or international trade relations, could have a negative impact on our cost structure or access to feedstock or logistics services. Considering these potential impacts, we cannot provide assurance that a deterioration in economic conditions or inflationary pressures associated with buoyant economic activity will not have an adverse impact on our results of operations and financial condition. Global Operations Our operations and investments are primarily located in North America, Egypt, Chile, New Zealand, Trinidad and Tobago, Europe and Asia. We are subject to risks inherent in global operations which are more significant in certain jurisdictions, such as loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, insurrection, civil unrest, social activism, sabotage, terrorism and other political risks; increases in duties, tariffs, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations, including lack of certainty with respect to foreign legal systems, corruption and other factors inconsistent with the rule of law. Many of the foregoing risks related to foreign operations may also exist for our domestic operations in North America. We are also subject to potential risks associated with geopolitical disputes including: (i) those between countries in which we operate, buy, sell or transport methanol, (ii) those that border such countries such as over rights to water flowing across political boundaries including the Nile river which supplies water to our Egypt plant, and (iii) significant geopolitical disputes including wars, such as the war between Ukraine and Russia or conflicts in the Middle East where the globalized nature of our operations and the commodity we sell could be negatively impacted by the actions of multiple countries and stakeholders. The Company is committed to doing business in accordance with all applicable laws and its code of business conduct, but there is a risk that it, its subsidiaries or affiliated entities or their respective officers, directors, employees or agents could act in violation of its 27 codes and applicable laws. Any such violation could severely damage our reputation and could result in substantial civil and criminal fines or penalties. Such damage to our reputation and fines and penalties could materially affect the Company's business and have an adverse impact on our results of operations and financial condition. Because we derive a significant portion of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. Global Trade Methanol is a globally traded commodity produced at facilities located around the world. Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in certain regions from the countries in which we produce methanol is currently subject to import duties ranging from 0% to 15%. As well, there is currently an additional 35% duty on methanol imported from the US to China. There is also heightened uncertainty and volatility with regards to the implementation of further tariffs between various countries in which we produce or sell methanol. Over the years, methanol demand growth has been concentrated in certain high-demand regions, while our production has also become more concentrated in certain jurisdictions. As a result, we face potential risks related to access to certain regions, as governments in key regions may impose tariffs, increase duties, or implement other trade restrictions that could limit methanol trade to or from certain jurisdictions or cause it to become uneconomical. Diversion of trade flows to avoid uneconomical consequences of such restrictions may also create longer supply chain routes at additional cost. There can be no assurance that the countries where we produce methanol will continue to have access to all sales regions, that duties or tariffs will not increase, that duties or tariffs will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties or tariffs, if levied, or that future duties or tariffs will not have a significant negative effect. Some producers and marketers of methanol may have direct or indirect contacts with countries that may, from time to time, be subject to international trade sanctions or other similar prohibitions ("sanctioned countries"). Methanol produced in sanctioned countries may sell at a lower price to methanol produced in non-sanctioned countries creating competitive price pressure for the methanol we produce. In addition to the methanol we produce, we purchase methanol from third parties under purchase contracts or on the spot market in order to meet our commitments to customers, and we also engage in product exchanges with other producers and marketers. We believe that we are in compliance with all applicable laws with respect to sales and purchases of methanol and product exchanges. However, as a result of the participation of sanctioned countries in our industry, we cannot provide assurance that we will not be exposed to reputational or other risks that could have an adverse impact on our results of operations and financial condition. Pandemic Risk Should a pandemic arise, measures introduced in response by governments and health authorities could lead to greater uncertainty in our business, commodity industries, energy markets and the broader global economy. Pandemic responses could lead to substantial reduction in global manufacturing and general economic activity, which in turn leads to supply constraints and supply chain disruptions, impacting the supply-demand balance and inventory levels across many industries. A pandemic may increase our exposure to, and the magnitude of, each of the risks identified, whether they be methanol specific, macroeconomic, financial, or operational. The magnitude of the impact will depend on future developments that cannot be predicted and therefore we cannot provide assurance that a deterioration in economic conditions related to a pandemic will not have an adverse impact on our results of operations and financial condition. Financial Risks Taxation Risk The Company is subject to taxes, duties, levies, governmental royalties and other government-imposed compliance costs in numerous jurisdictions, as well as to the global minimum tax as developed by the Organization for Economic Co-operation and Development (“OECD”). New taxes and/or increases to the rates at which these amounts are determined could have an adverse impact on our results of operations and financial condition. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains, withholding taxes and transfer pricing), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of audit of prior tax filings and the final determination of these events may have a material impact on the Company. Refer to Litigation and Legal Proceedings on page 36 for more information related to current legal matters. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences. 28

Liquidity Risk As at December 31, 2025, we had a cash balance of $425 million, as well as an undrawn $600 million revolving credit facility with a syndicate of highly rated financial institutions, which was increased by $100 million upon closing of the OCI Acquisition. Our ability to maintain access to the facility is subject to meeting certain financial covenants, including an interest coverage ratio of EBITDA to net interest expense and a funded debt to total capitalization ratio. Both ratios are calculated in accordance with definitions in the credit agreement that include adjustments related to the Company's limited recourse subsidiaries. As at December 31, 2025, our long-term debt obligations include $2,277 million in unsecured notes, $348 million in a committed non- revolving credit facility and $128 million related to other limited recourse debt for ocean-going vessels (100% basis). The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions. For additional information regarding long-term debt, refer to note 8 of our 2025 consolidated financial statements. We cannot provide assurance that we will have sufficient liquidity to fund future capital projects without incurring additional debt. Additionally, we cannot provide assurance that we will be able to access capital in the future on commercially acceptable terms or at all, or that the financial institutions providing the credit facilities will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions. Any of these factors could have a significant negative effect on our results of operations, our ability to pursue and complete strategic initiatives or on our financial condition. Risks Related to Our Indebtedness We monitor our level of debt for optimal leverage. Our leverage after closing of the OCI Acquisition is higher than it has been traditionally, even after taking into account the repayments that we have made since closing, and to bring it down to a normalized level requires sufficient cash generation from our operating business to meet planned debt repayments. We cannot provide assurance that our operations will transpire as planned and that our target level of debt will be achieved in the timeline anticipated. Foreign Currency Risk The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro, the Egyptian pound, the Chinese yuan and Korean won. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in Chinese yuan, euros, Canadian dollars and, to a lesser extent, other currencies. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue. Customer Credit Risk Our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged, though we have not experienced significant credit losses in the past. We monitor our customers’ financial status closely; however, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse effect on our results from operations and financial condition. Insurance Risks Although we maintain operational and construction insurance, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance or that insurers will be financially capable of honouring future claims. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially. 29

Operational Risks Security of Natural Gas Supply and Price Natural gas is the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or shut down such plants, which could have an adverse effect on our results of operations and financial condition. United States We have three plants operating in Geismar, Louisiana with an annual operating capacity of 4.0 million tonnes. In Beaumont, Texas we operate one plant with an annual operating capacity of 0.9 million tonnes of methanol and an annual operating capacity of 0.3 million tonnes of ammonia. We utilize a combination of fixed price financial hedges and fixed price physical gas supply agreements to manage natural gas price risk for our North American facilities. In the United States, we have fixed price gas supply contracts and hedges in place of approximately 50% in the near-term, declining over time. The balance of our gas requirements is purchased at a combination of monthly and daily index prices. Demand for natural gas in North America is increasing due to increasing demand for LNG imports and for domestic use. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that we will be able to secure additional natural gas on commercially acceptable terms and this could have an adverse impact on our results of operations and financial condition. Chile We have long-term natural gas supply agreements for our plants in Chile with Empresa Nacional del Petróleo ("ENAP") in Chile and YPF S.A. ("YPF") in Argentina. During 2025, these agreements supported full-capacity operation of one plant throughout the year. In addition, during the southern hemisphere summer months, natural gas supply arrangements and associated Argentine export permits supported operation of two plants. In 2025, both plants operated at full capacity for substantially all seven months during the southern hemisphere summer period, and one plant operated at full capacity for the remaining five months of the year. ENAP continues to develop natural gas from unconventional reservoirs, which has supported consistent deliveries to our facilities. In Argentina, continued development of unconventional reservoirs, together with additions to transportation capacity, has improved the reliability of supply available for export to Chile. Currently, we have a long-term natural gas supply agreement with ENAP through 2030 and with YPF through the end of 2027. These gas supply agreements are subject to deliver-or-pay and take-or-pay provisions. In addition, during 2025, we received natural gas from Argentina from four different suppliers pursuant to firm supply agreements from January through April and from September through December. The price paid for natural gas for our Chilean facilities under our Chilean and Argentine supply agreements is either a fixed U.S. dollar price or a U.S. dollar base price plus a variable component that is adjusted pursuant to a formula linked to methanol prices above a specified threshold. While we continue to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our Chile operations, we cannot provide assurance that our contracted suppliers will be able to meet their commitments, that we will be able to secure additional natural gas on commercially acceptable terms, that Argentina will grant future export permits for natural gas to be delivered to Chile or that exploration and development activities in Chile and Argentina will be successful to enable us to operate at capacity or at all. These factors could have an adverse impact on our results of operations or financial condition. Trinidad and Tobago We have two plants in Trinidad and Tobago, Atlas (Methanex interest 63.1%) and Titan, with Methanex's interest in Trinidad and Tobago representing an operating capacity of 2.0 million tonnes per year. Natural gas for our Titan plant is supplied by the National Gas Company of Trinidad and Tobago Limited ("NGC"), pursuant to a two-year take-or-pay contract that commenced in September 2024. The natural gas sale agreement for Titan is a take-or-pay contract with the NGC, which purchases the natural gas from upstream gas producers. The contract has a U.S. dollar base and variable price components, where the variable portion is adjusted by a formula linked to methanol prices above a certain level. Our Atlas methanol production facility in Trinidad and Tobago, with our share of total production capacity being 1.1 million tonnes per year, was idled in September 2024. We cannot provide assurance that our contracted supplier will be able to meet their commitments, that we will be able to secure additional natural gas on commercially acceptable terms or that exploration and development activities in Trinidad and Tobago will be successful to enable us to operate at capacity or at all. These factors could have an adverse impact on our results of operations and financial condition. 30

New Zealand We have two plants located at Motunui in New Zealand each with operating capacity of 0.86 million tonnes of methanol per year. In September 2024, we restructured our operations in New Zealand to support a one-plant operation, and idled one of the Motunui plants. A third plant located at nearby Waitara Valley was idled indefinitely in the first quarter of 2021. The plants were idled due to a lack of available gas supply. We have agreements with various natural gas suppliers with terms that range in length up to 2029. All material gas supply agreements in New Zealand are take-or-pay agreements and include U.S. dollar base and variable price components where the variable price component is adjusted by a formula linked to methanol prices above a certain level. We believe this pricing relationship enables New Zealand methanol production to be competitive at all points in the methanol price cycle. The volume delivered under certain contracts is dependent on the success of exploring and developing the related natural gas field. Supplier upstream development activities have not delivered the expected gas production results and have resulted in reduced gas quantities delivered under our contracts and a continuing decline in gas production will make it challenging to continue operations in the country. The future operation of our New Zealand facilities depends on the ability of our contracted suppliers to meet their commitments and the success of ongoing exploration and development activities in the region. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that exploration and development activities in New Zealand will be successful to enable us to operate at capacity or at all. We cannot provide assurance that we will be able to secure additional natural gas on commercially acceptable terms. These factors could have an adverse impact on our results of operations and financial condition. Egypt We have a 25-year, take-or-pay natural gas supply agreement expiring in 2035 for the 1.3 million tonne per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a U.S. dollar base price plus a variable price component that is adjusted by a formula linked to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. In addition, the natural gas supply agreement has a mechanism whereby we are partially compensated when gas delivery shortfalls in excess of a certain threshold occur. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population. Our Egypt facility has experienced gas restrictions in the past during periods of significant social unrest and government transition and we believe this contributed to past constraints in the development of natural gas reserves. Over the past few years demand for natural gas for power generation has increased substantially while domestic natural gas supply has declined, increasing reliance on pipeline and LNG imports to meet demand. This has contributed to recent gas curtailments to our plant, particularly during the summer months when demand for natural gas for power generation is at its peak. The restrictions experienced in recent periods may occur in the future. We cannot provide assurance that our contracted supplier will be able to meet its commitments or that exploration and development activities in Egypt will be successful to enable us to operate at capacity or at all. These factors could have an adverse impact on our results of operations and financial condition. Canada We have entered into fixed price contracts to supply 80-90% of our natural gas requirements for our Medicine Hat facility through 2031. The balance of our gas requirements is purchased under contracts at spot prices. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that we will be able to secure additional natural gas for our Medicine Hat facility on commercially acceptable terms and this could have an adverse impact on our results of operations and financial condition. Production Risks Most of our earnings are derived from the sale of methanol produced at our plants, with one facility also producing ammonia. Many of our plants have been in operation for multiple decades and with appropriate maintenance they are still capable of operating safely, efficiently and cost-effectively today. Our business is subject to the risks of operating methanol and ammonia production facilities, such as a process safety event, equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, including oxygen and utilities such as water and steam, power failures, longer-than-anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, that could result in a prolonged shutdown of any of our plants or impede our ability to produce and deliver methanol to customers. A prolonged plant shutdown at any of our major facilities could have an adverse effect on our results of operations and financial condition. Capital Projects Our ability to effectively allocate capital, including successfully identifying, developing, constructing, completing, and starting up capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities where sufficient natural gas and other feedstock is available with acceptable commercial terms, obtaining project or other financing on satisfactory terms, constructing, completing, and starting up the projects within the contemplated budgets and schedules, and other risks commonly 31 associated with the design, construction, completion, and startup of large complex industrial projects. Further risks include the impact of evolving government regulation relating to carbon intensive industries and evaluating the technological feasibility and anticipated operation of new plant designs such as those with lower carbon intensity. We cannot provide assurance that we will be able to effectively allocate capital to identify or develop methanol projects or that any changes to the targeted timing of construction, completion, and start up or estimated cost or ability to construct, complete, and start up capital projects or future ability to operate at production capacity, due to a number of factors, which could have an adverse impact on our results of operations and financial condition. Integration of Newly Acquired Business We have successfully closed the OCI Acquisition and are in the process of integrating the new business, which involves various risks that may have a negative effect on our results of operations and financial condition. Failure to Realize Anticipated Benefits There is a risk that some or all of the expected benefits of the OCI Acquisition may fail to materialize, may cost more to achieve or may not occur within the time periods that we anticipate. The realization of such benefits may be affected by a number of factors, many of which are beyond our control. Realization of the anticipated benefits of the OCI Acquisition will also depend in part on management’s ability to successfully achieve the synergies from the acquisition. Unexpected Costs The decision to acquire OCI's global methanol business is based in large part on engineering, environmental, commercial and economic assessments made by independent engineers and consultants, and directly by us. These assessments include a series of assumptions regarding factors such as commodity pricing, non-commodity input costs, plant operating rates and efficiencies, market interest rates, government policies, among others. Many of these factors are subject to change and are beyond our control, and take time to quantify over the course of integration. All such assessments involve a measure of engineering, environmental, commercial and regulatory uncertainty that could result in lower income or higher operating or capital expenditures than anticipated. In connection with the OCI Acquisition, there may be liabilities that we failed to discover or are unable to quantify until certain events arise. These events could include disputes raised by third parties or governments and their subsequent conclusion. The discovery or quantification of any material liabilities could have a material adverse effect on our results of operations and financial condition. Significant Demands of Managing a Business Combination As a result of the combination of our business with OCI's global methanol business, significant demands have and continue to be placed on our operational and financial personnel and systems. We cannot provide assurance that the collective systems, procedures and controls will be adequate to support the newly integrated operations as we continue through the lengthy process of integrating the new business. The future operating results of the Company will be affected by the ability of our officers and key employees to manage changing business conditions and to implement and expand our operational and financial controls and reporting systems in response. Significant Integration Costs We expect to incur significant costs and expenses associated with integrating the acquired business with our operations, and additional unanticipated costs may yet be incurred. Any expected elimination of duplicative costs and the expected realization of other operational synergies, which may offset incremental transaction and transaction-related costs over time, may not be achieved as projected, or at all. Further, unexpected costs incurred or delays in integrating the acquired business with our existing business and assets could have a negative effect on our results of operations and financial condition. Technological Risks New technologies for natural-gas-based methanol production have been primarily incremental rather than transformational. Alternative feedstocks and methods for methanol production, including producing methanol from renewable resources exist today, but are not currently economically competitive at scale. The adoption of new technologies for methanol production or methanol derivatives, including those that reduce the GHG emissions intensity, may make our plants less competitive or obsolete over time. In addition, implementing technologies to reduce GHG emissions, including carbon capture and storage, could result in significant capital expenditures. As a result, we cannot provide assurance that new technologies in methanol production will not have an adverse effect on our results of operations and financial condition. Joint Arrangement Risk Certain of our assets are jointly held and are governed by partnership and shareholder agreements. As a result, certain decisions regarding these assets require a simple majority, while others require 100 percent approval of the owners. In addition, certain of these assets (ocean-going vessels) are operated by unrelated third-party entities. The operating results of these assets is to some extent 32 dependent on the effectiveness of the business relationship and decision making among the Company and the other joint owner(s) and the expertise and ability of these third-party operators to successfully operate and maintain the assets. While the Company believes that there are prudent governance and contractual rights in place, there can be no assurance that the Company will not encounter disputes with partners. Such events could impact operations or cash flows of these assets which, in turn, could have an adverse effect on our results of operations and financial condition. Purchased Product Price Risk In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through purchase contracts to meet our customer commitments and support our marketing efforts. We have adopted the first-in, first- out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we purchase. Consequently, we have the risk of holding losses on the resale of this product to the extent that methanol prices decrease from the date of purchase to the date of sale. Holding losses, if any, on the resale of purchased methanol could have an adverse effect on our results of operations and financial condition. Supply Chain Risks Our production is transported through various pipelines, terminals, marine, rail and road networks making up our integrated supply chain. These networks, and ultimately our supply chain, may be interrupted by means outside of our control or have operational constraints or restrictions that could prohibit the safe and timely transportation and distribution of methanol to our customers and prolonged disruptions could have an adverse effect on our results of operations, financial condition and leadership position. Shipping Capacity Risks Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could have an adverse effect on our results of operations and financial condition as our vessel fleet is subject to fixed time charter costs. In the event we have excess shipping capacity, we may be able to mitigate some of the excess costs by entering into sub-charters or third-party backhaul arrangements, although the success of this mitigation is dependent on conditions within the broader global shipping industry. If we suffer any disruptions in our distribution system and are unable to mitigate these costs, this could have an adverse effect on our results from operations and financial condition. Conversely, if we undersupply fleet capacity to support the delivery of product to meet our global supply chain needs, we may be subject to exposure to market rates in the short term shipping market, which may or may not lead to increased costs and could have an adverse effect on our results from operations and financial condition. Talent Attraction and Retention Risks The safe and reliable operation of our methanol plants, logistics and supporting functions rely on a skilled and experienced workforce. We compete for skilled employees in various locations globally where labour market conditions can be highly competitive. If we are unable to attract, develop, and retain a skilled and experienced workforce or effectively manage succession in key roles, this may be an impediment to the operations of our methanol plants, the optimization of logistics and impact our daily operations which could have an adverse impact on our results of operations and financial condition. Cybersecurity Risks Our business processes rely on Information Technology ("IT") systems that are interconnected with external networks and increasingly hosted by third parties in the cloud. The interconnection of external networks increases the threat of cyberattack and the importance of cybersecurity. Cyberattacks are becoming increasingly sophisticated, particularly with the use of artificial intelligence. In particular, if a cyberattack was targeted at our production facilities, our supply chain or other key infrastructure networks, the result could harm our plants, customers, environment, people and our ability to meet customer commitments for a period of time. In addition, targeted attacks on our systems (or third parties that we rely on), failure of a key IT system or a breach in security measures designed to protect our IT systems, including attempts to divert financial assets or introduce ransomware to extract payment could have an adverse impact on our results of operations, financial condition and reputation. We have previously been the subject of cyber attacks on our internal systems, but these incidents have not had a significant negative impact on our results of operations. We have a comprehensive program in place to protect our assets, detect malicious activity and respond in the event of a cybersecurity incident. This includes: cyber education for our staff; risk-prioritized controls to protect against known and emerging threats; segregating core operating systems from our corporate systems; tools to provide automated monitoring and alerting; incident response planning and testing to ensure an agile response and backup and recovery procedures to restore systems and return to normal operations. We may be required to commit additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks. As the cyberthreat landscape continues to evolve, we pivot to adjust or add to our existing controls to protect the organization. We collect, use and store sensitive data in the normal course of business, including intellectual property, proprietary business information and personal information of our employees and third parties. Despite our security measures in place, our IT systems may be 33 vulnerable to cyberattacks or breaches. In addition, the use of artificial intelligence tools may increase our exposure to data privacy and security risks. Any such breach could compromise information used or stored on our IT systems and/or networks and, as a result, the information could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences, including disruption to our operations and damage to our reputation, which could have an adverse impact on our results of operations and financial condition. Reputational Risk Damage to our reputation could result from the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental, GHG emissions, employment, health or safety, or process safety matters), whether true or not. There is a risk of increasing stakeholder expectations around climate change and transition to a lower-carbon economy. Further risks arise from these changing stakeholder perceptions related to the way in which we are viewed as contributing to (or hindering) a transition to a low-carbon economy and responding to climate change. In March 2026, we issued our 2025 Sustainability Report, aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD), and including general and topic-specific Global Reporting Initiative (GRI) disclosures. The 2025 Sustainability Report is available at https://www.methanex.com/sustainability. Our reputation could be impacted by evolving perceptions of carbon-intensive industries, petrochemical industries and, most specifically, the methanol industry and its associated downstream derivatives. Although we believe that we conduct our operations in a prudent manner and that we take care in protecting our reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased access to capital and insurance coverage, decreased investor confidence, challenges with employee retention and talent attraction, an impediment to our overall ability to advance our projects, difficulty in obtaining permits, or increased challenges in maintaining our social license to operate, which could have an adverse impact on our results of operations and financial condition. Climate Related Risks Transition Risks - Regulatory GHG Legislation We generate GHG emissions, primarily as carbon dioxide ("CO2"), directly and indirectly through the production, distribution and use of methanol. GHG emissions are a byproduct of the development and extraction of hydrocarbons, including natural gas used as a feedstock in methanol production, as well as the methanol production process. GHG emissions are also generated when fuel is consumed during the global transport of methanol. The GHG Protocol Corporate Standard classifies a company’s GHG emissions into three ‘scopes’. Scope 1 emissions are direct emissions from owned or controlled sources. Scope 2 emissions are indirect emissions from the generation of purchased energy. Scope 3 emissions are all other indirect emissions (not included in Scope 2) that occur in the value chain, including both upstream and downstream emissions. We monitor and manage our GHG emissions intensity for Scope 1 and Scope 2 emissions, defined as the equivalent quantity of CO2 released per unit of production or transported tonne, based on assets and operations over which we have operational control, including methanol production and our marine operations. The amount of GHG emissions generated by the methanol production process is highly dependent on a number of factors including the design of the methanol plant, plant reliability, and availability of natural gas. Similarly, the distance of trade routes, volume of transported cargo, as well as ship technology and operating efficiency, influence the emissions intensity of our marine operations. Accordingly, GHG emissions may vary from year to year depending on the mix of production assets and vessels and their respective operations. Public attitudes around climate change and the transition to a lower-carbon economy continue to evolve. Under the Paris Agreement within the United Nations Framework Convention on Climate Change, many of the countries we operate in have agreed to put forth substantial efforts and commitments to reduce GHG emissions that they are implementing through GHG regulations that include carbon prices. Our production in New Zealand, Canada, Chile and the Netherlands (where our facility is indefinitely idled) is currently subject to GHG regulations, whereas our production in the United States, Trinidad and Tobago, and Egypt is not currently subject to such regulations. These regulations result in additional costs to produce methanol. Many of our competitors produce methanol in countries with no imposed GHG regulations or carbon taxes and as such, further increases in regulations or carbon taxes in the countries in which we operate may negatively impact our competitive position within the methanol industry. In addition, as of January 2024, Waterfront Shipping is subject to the EU’s Emissions Trading System (ETS) for fifty percent of emissions from voyages where the point of origin or the point of destination is within the EU and 100 percent of emissions that occur for voyages between two EU ports and when ships are within EU ports. In 2025, Waterfront Shipping needed to purchase and surrender 70 percent of EU ETS credits for shipping emissions within the EU and will need to purchase 100 percent in 2026. Additionally, the FuelEU maritime regulation requires the annual average of the well-to-wake GHG intensity of fuels used by the shipping sector that call on EU ports to decrease over time (two per cent from 2025, six per cent from 2030, and up to 80 per cent from 2050). There are ongoing reviews and potential changes to government GHG regulations in countries where we have operations or conduct business, including potential carbon border adjustment mechanisms that could impact the efficient management of our global supply chain. 34

We cannot provide assurance that changes in existing or the introduction of new GHG regulations, carbon taxes, or other initiatives related to climate change in jurisdictions where we have operations or conduct business will not have an adverse impact on our results of operations and financial condition. Marine Demand Shipping industry regulations from the European Union ("EU") and anticipated regulation from the International Maritime Organization (IMO) are evaluating fuels on a lifecycle GHG basis, which includes emissions from upstream production, transport and storage. The EU's FuelEU Maritime regulation that took effect on January 1, 2025 includes multiple decarbonization targets between 2025 and 2050 to reduce both GHG intensity of energy used by ships and absolute emissions from the shipping industry as a whole, and increase the uptake of zero and near zero emission fuels. Biomethanol and e-methanol are two of the fuels that can qualify as a 'green fuel' under EU regulations. The IMO's 2023 GHG Strategy also aims to reach net-zero GHG emissions from international shipping by or around 2050 and drive uptake of zero and near zero emission fuels. However, in late 2025, IMO member states voted to adjourn the meeting considering the adoption of the Net-Zero Framework by one year. Low-carbon methanol is one of several potential fuels that could be used to comply with these regulations. We cannot provide assurance that further delays will not occur on the adoption of clean fuel regulations or that low-carbon methanol will be the preferred fuel for demand under shipping or clean fuel regulations. Physical Impacts Climate change poses a number of potential risks and impacts to Methanex that may increase over time. The prospective impact of climate change may have an adverse impact on our operations, our suppliers or customers. The physical impacts of climate change may include water scarcity, changing sea or river levels, changing storm patterns and intensities, and changing temperature levels, and the impact of any of these changes could be severe. The Geismar, Beaumont, Natgasoline, Medicine Hat, Egypt and New Zealand facilities rely on access to fresh water in the methanol production process. Potential shortages or constraints in fresh water supply could impact methanol and ammonia production at these sites and may impact considerations of future growth locations. Our other two sites, Trinidad and Chile, rely on ocean water and have equipment to desalinate water for the methanol production process. Our transport of methanol relies primarily on vessels to ship methanol from our production sites to customers around the world. We have, at times, experienced logistics delays in our supply chain due to high and low river or canal levels in exporting methanol from a production site or delivering methanol by vessel or barge to customers. High or low river levels impacting our production assets and supply chain, more severe and frequent storms and weather events could have a material adverse impact on our operating capacity and supply chain. We cannot predict, at this time, the prospective impact of climate change on our operations, suppliers or customers, which could have an adverse impact on our results of operations and financial condition. Regulatory and Compliance Risks Environmental Regulation The countries in which we operate and international and jurisdictional waters in which our vessels operate have laws, regulations, treaties and conventions in force to which we are subject, governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of toxic or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions. Laws and regulations with respect to protecting the environment have become more stringent over time and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by others or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future. Although we have formal and proactive compliance management systems in place, we cannot provide assurance over ongoing compliance with existing legislation or that future laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials will not have an adverse effect on our results of operations and financial condition. Government Regulations and Policies – Methanol Changes in environmental, health and safety laws, regulations or requirements in any country where methanol is produced or consumed could impact methanol demand. Methanol is subject to the chemical control laws of the countries in which they are located. 35

These laws include the regulation of chemical substances and inventories under the Toxic Substances Control Act (“TSCA”) in the U.S. and the Registration, Evaluation and Authorization of Chemicals (“REACH”) and the Classification, Labeling and Packaging of substances and mixtures (“CLP”) regulations in Europe. Above certain inhalation and ingestion levels, methanol is toxic to humans. In past years, the United States Environmental Protection Agency ("EPA") had assessed methanol for carcinogenicity and issued levels of maximum ingestion and inhalation that it claims will not result in adverse health impacts. While methanol is not currently on the priority list of chemicals to be evaluated under the Toxic Substances Control Act, we are unable to determine whether the current classifications relating to the carcinogenicity of methanol will be maintained or if other government agencies will take actions related to methanol. Any further action or reclassification of methanol could reduce future methanol demand, which could have an adverse effect on our results of operations and financial condition. Government Regulations and Policies – Methanol-Derived Products Similar to methanol, methanol-derived chemical products are subject to the chemical control laws of the countries in which they are located. These laws include the regulation of chemical substances and inventories under the Toxic Substances Control Act (“TSCA”) in the U.S. and the Registration, Evaluation and Authorization of Chemicals (“REACH”) and the Classification, Labeling and Packaging of substances and mixtures (“CLP”) regulations in Europe. Analogous regimes exist in other parts of the world, including China, South Korea, and Taiwan. In addition, a number of countries where our customers operate, including the U.K., have adopted rules to conform chemical labeling in accordance with the globally harmonized system. Many of these foreign regulatory regimes are in the process of a multi-year implementation period for these rules. In the US, changes to the US Environmental Protection Agency's risk evaluation process under the TSCA could also result in additional restrictions or bans of methanol-derived products, such as formaldehyde. The EPA released risk evaluation findings for formaldehyde in 2024 and 2025. These are under review by the EPA. In 2025, global methanol demand for the production of formaldehyde represented approximately 25% of global methanol demand and is the largest demand segment. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used in adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products. Assessments under TSCA may result in heightened concerns about methanol-derived products and may result in additional requirements or bans being placed on the production, handling, labeling or use of those chemicals. Any such actions could reduce future methanol demand for use in producing methanol-derived products and could have an adverse effect on our results of operations and financial condition. Litigation and Legal Proceedings The Company is subject, from time to time, to litigation and may be involved in disputes with other parties in the future, which may result in litigation and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to breach of contract, product liability, personal injury, tax, employment matters and in relation to an attack, breach or unauthorized access to our information technology and infrastructure, environmental damage, climate change and the impact thereof, antitrust, bribery, and other forms of corruption. The Company cannot predict the outcome of any litigation. Defense and settlement costs may be substantial, even with respect to claims that have no merit. If the Company cannot resolve these disputes favourably, its business, financial condition, results of operations and future prospects may be materially adversely affected. CRITICAL ACCOUNTING ESTIMATES We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. Certain of our accounting policies, including business combinations, depreciation and amortization, recoverability of asset carrying values, income taxes and fair value measurement of financial instruments require us to make assumptions relating to operations and about the price of methanol and price and availability of natural gas feedstock. See additional discussion of the risk factors and risk management by region in the Security of Natural Gas Supply and Price section on page 30. See note 2 to our 2025 consolidated financial statements for our material accounting policies. Property, Plant and Equipment Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. As at December 31, 2025, the net book value of our property, plant and equipment was $5.2 billion. 36

Capitalization Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Routine repairs and maintenance costs are expensed as incurred. As at December 31, 2025, we had accrued $42 million for site restoration costs relating to the decommissioning and reclamation of our methanol production sites. Inherent uncertainties exist in this estimate because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the future costs of these activities as our estimate of fair value is based on current regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated. Depreciation and Amortization Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value. The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range up to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to our various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. We review the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives. Recoverability of Asset Carrying Values Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable ("impairment indicators"). Examples of such impairment indicators related to our long- lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management's intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. When an impairment indicator is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by ascertaining the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash- generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a cash-generating unit at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment. When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market-observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an 37 appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal. In 2025, the continued decline in New Zealand's forecasted gas profile was identified as an impairment indicator for the New Zealand CGU. The impairment test performed on the New Zealand CGU resulted in a non-cash before-tax asset impairment charge of $71 million ($82 million inclusive of tax) to write down the carrying value of the New Zealand assets to nil. Income Taxes We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense or recoveries are not final until tax returns are filed and accepted by the relevant tax authorities and as a result, the ultimate amount of taxes the Company may owe could differ from the amounts recognized in the consolidated financial statements. The filing of annual tax returns primarily occurs subsequent to the issuance of the financial statements and the final determination of actual amounts may not be completed for a number of years. Transactions may be challenged by tax authorities and the Company's operations may be assessed in subsequent periods, which could result in significant additional taxes, penalties and interest. Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer periods of time. The differences in judgment in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments. Deferred income tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We recognize deferred tax assets to the extent it is probable that taxable profit will be available against which the asset can be utilized. In making this determination, certain judgments are made relating to the level of expected future taxable income and to available tax-planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. We also consider historical profitability and volatility to assess whether we believe it is probable that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Management routinely reviews these judgments. As at December 31, 2025, we had recognized deferred tax assets of $548 million relating to non-capital loss carryforwards and other temporary differences in the United States. As at December 31, 2025, the Company had $237 million of unrecognized deductible temporary differences in the United States. If judgments or estimates in the determination of our current and deferred tax provision prove to be inaccurate, or if certain tax rates or laws change, or new interpretations or guidance emerge on the application of tax legislation, our results from operations and financial position could be materially impacted. Financial Instruments Measured at Fair Value The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions. Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether contracts contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to their complex nature and the potential impact on our financial statements. The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant for the remainder of its useful life. As a result of the amendment in 2022, the contract is being treated as a derivative measured at fair value. 38

There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage. Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception. Refer to note 19 of our 2025 consolidated financial statements for more information. Business Combinations and Purchase Price Allocation Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset requires the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations ("IFRS 3"). The Company concluded that the OCI Acquisition, which closed on June 27, 2025, does constitute a business, which required the identifiable assets acquired and liabilities assumed to be recognized at their fair values as at the acquisition date. The determination of these fair values involves the use of significant judgments, estimates, and assumptions. The key assumptions and estimates used in the purchase price allocation include, but are not limited to: production volume of acquired facilities, derived from production capacity, gas efficiency, and planned outage periods for maintenance; cost of feedstock for methanol and ammonia production, including natural gas cost; average realized price of methanol; discount rates used to determine the present value of future cash flows; and expected useful lives of acquired assets. Because of the inherent uncertainty in these estimates and assumptions, actual outcomes may differ from those used in the purchase price allocation. ADOPTION OF NEW ACCOUNTING STANDARDS The Company has adopted the amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding exchangeability of one currency into another currency, which was effective for annual periods beginning on January 1, 2025. The amendment did not have a material impact on the Company's consolidated financial statements. ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2026 and subsequent years are being reviewed to determine the potential impact: amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures regarding the classification and measurement of financial instruments and the accounting for power purchase agreements and IFRS 18, Presentation and Disclosure in Financial Statements regarding the replacement of IAS 1, Presentation of Financial Statements. IFRS 18, Presentation and Disclosure in Financial Statements introduces new requirements related to the presentation of the statement of income, enhanced disclosure of management performance measures, and greater disaggregation of financial information. The standard does not affect the recognition or measurement of items in the financial statements, it will impact the presentation and disclosure of certain information, including management-defined performance measures ("MPMs"). In accordance with the standard, IFRS 18 will be applied retrospectively, and comparative information for the year ended December 31, 2026 will be restated in accordance with IFRS 18. Based on the Company's preliminary assessment, besides the required presentation changes and disclosures for MPMs, the Company does not expect IFRS 18 to result in significant changes to underlying information disclosed in the notes to the financial statements. 39

NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental measures that are not defined terms under IFRS (non-GAAP measures or ratios). These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted net income (loss) before income tax, Adjusted income tax expense, Adjusted effective tax rate, and Adjusted debt. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas facility, our 50% economic interest in the Natgasoline facility, our 50% economic interest in the Egypt facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance and assist in assessing the operating performance of the Company's business. For our Atlas facility, Egypt facility, and Waterfront Shipping, we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. For the Natgasoline facility, we have joint control of the facility and offtake our share of production to be marketed in our global supply chain and therefore the facility is heavily integrated into our business. These measures, at our economic share, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies.

In addition, the Company also presents non-GAAP capital management measures, specifically, Net debt to capitalization and Total liquidity, which are useful in assessing the liquidity of the Company's ongoing business. Total liquidity is useful because it illustrates the extent to which management has immediate access to cash for operational and construction purposes, and is indicative of our flexibility should uses for these facilities immediately arise. Net debt to capitalization is useful because it illustrates the relative risk of our financing structure to potential lenders and investors.These measures and ratios do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures should be considered in addition to, and not as a substitute for, net income, revenue, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes finance costs, finance income and other, income tax expense, depreciation and amortization, asset impairment charge, gas contract settlement charge, and mark-to-market impact of share-based compensation. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility, and our 50% share of the Natgasoline facility adjusted for any timing mismatch between the inventory flows of our associates to our share of ownership, and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

($ Millions)	2025	2024
Net income attributable to Methanex shareholders	**$ 80**	$ 164
Mark-to-market impact of share-based compensation	**(27)**	2
Depreciation and amortization	**446**	386
Finance costs	**220**	133
Finance income and other	**(26)**	(12)
Income tax expense	**58**	30
Asset impairment charge	**71**	125
Earnings of associates adjustment [1]	**82**	43
Non-controlling interests adjustment [2]	**(96)**	(107)
Adjusted EBITDA (attributable to Methanex shareholders)	**$ 808**	$ 764

[1] This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas and 50% interest in the Natgasoline methanol facilities which are excluded from Adjusted EBITDA but included in net income attributable to Methanex shareholders.

[2] This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.

40

Adjusted Net Income and Adjusted Net Income per Common Share Adjusted net income and Adjusted net income per common share are a non-GAAP measure and ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the mark-to-market impact of the gas and other contract revaluations included in finance income and other expenses, any timing mismatch between the inventory flows of our associates to our share of ownership, and the impact of certain items associated with specific identified events. The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share: Net income attributable to Methanex shareholders $ 80 $ 164 Mark-to-market impact of share-based compensation, net of tax (20) 2 Mark-to-market impact of gas contract revaluations, net of tax 3 (4) Asset impairment charge, net of tax 82 90 Earnings of associates adjustment, net of tax 3 — Adjusted net income $ 148 $ 252 Diluted weighted average shares outstanding (millions) 73 68 Adjusted net income per common share $ 2.03 $ 3.72 ($ Millions, except number of shares and per share amounts) 2025 2024 Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above. The exclusion of the mark-to- market portion of the impact of shared-based compensation is due to these amounts not being seen as indicative of the operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement. The exclusion of the asset impairment charge is due to the item not being operational in nature. Adjusted Debt Adjusted debt is a non-GAAP measure because it excludes long-term debt and lease obligations attributable to the non-controlling shareholders' interests in entities we control but do not fully own and includes an amount representing our 63.1% share of the Atlas facility and 50% share of the Natgasoline facility. The following table shows a reconciliation from total debt and lease obligations (current and non-current) to Adjusted debt: ($ Millions) 2025 2024 Long-term debt (current and non-current) $ 2,753 $ 2,415 Lease obligations (current and non-current) 755 818 Total debt and lease obligations per Financial Statements $ 3,508 $ 3,233 Adjusted for: Removal of non-controlling interest's share of debt (89) (99) Removal of non-controlling interest's share of leases (218) (250) Inclusion of share of associates' debt 410 — Inclusion of share of associates' leases 95 1 Total debt and lease obligations attributable to Methanex shareholders $ 3,706 $ 2,885 Management uses this measure to analyze progress against leverage targets after adjusting for our economic interest in the Atlas, Egypt and Natgasoline facilities and Waterfront Shipping, for reasons as described above. 41

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs.

A summary of selected financial information is as follows:

	Three months ended			
($ Millions, except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31
2025				
Revenue	**$ 969**	**$ 927**	**$ 797**	**$ 896**
Cost of sales and operating expenses	**(770)**	**(748)**	**(581)**	**(581)**
Net (loss) income attributable to Methanex shareholders	**(89)**	**(7)**	**64**	**111**
Basic net (loss) income per common share	**(1.15)**	**(0.09)**	**0.95**	**1.65**
Diluted net (loss) income per common share	**(1.15)**	**(0.09)**	**0.93**	**1.44**
Adjusted EBITDA [1]	**186**	**191**	**183**	**248**
Adjusted net (loss) income [1]	**(11)**	**5**	**66**	**88**
Adjusted net (loss) income per common share [1]	**(0.14)**	**0.06**	**0.97**	**1.30**
2024				
Revenue	$ 949	$ 935	$ 920	$ 916
Cost of sales and operating expenses	(734)	(794)	(745)	(736)
Net income attributable to Methanex shareholders	45	31	35	53
Basic net income per common share	0.67	0.46	0.52	0.78
Diluted net income per common share	0.67	0.35	0.52	0.77
Adjusted EBITDA [1]	224	216	164	160
Adjusted net income [1]	84	82	42	44
Adjusted net income per common share [1]	1.24	1.21	0.62	0.65

[1] The Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share, throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 40 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

SELECTED ANNUAL INFORMATION

($ Millions, except per share amounts)	**2025**	2024	2023
Total assets	**$ 7,283**	$ 6,597	$ 6,427
Total long-term liabilities (excluding deferred income tax)	**3,511**	3,247	2,733
Revenue	**3,589**	3,720	3,723
Net income (attributable to Methanex shareholders)	**80**	164	174
Adjusted net income [1]	**148**	252	153
Adjusted EBITDA [1]	**808**	764	622
Basic net income per common share	**1.10**	2.43	2.57
Diluted net income per common share	**0.93**	2.39	2.57
Adjusted net income per common share [1]	**2.03**	3.72	2.25
Cash dividends declared per common share	**0.740**	0.740	0.730

[1] The Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share,throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 40 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

42

CONTROLS AND PROCEDURES Disclosure Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and NI 52-109, are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of that date. Management’s Annual Report on Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management excluded from its assessment the policies, procedures and internal controls of the entities acquired in the OCI Acquisition ("the excluded entities"), which the Company acquired on June 27, 2025. The excluded entities' total assets constitute approximately 21% of the consolidated total assets as at December 31, 2025. The excluded entities' total revenue represent the portion of the business that has not yet been integrated and constitute 6% of the consolidated total revenue for the year ended December 31, 2025. This limitation of scope is in accordance with both U.S. and Canadian securities laws. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2025, based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date. KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The attestation report is included in our consolidated financial statements on page 49. Changes in Internal Control over Financial Reporting There have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period December 31, 2025. During the year ended December 31, 2025, we applied additional controls over acquisition accounting in accordance with IFRS 3. Apart from this no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We are in the process of integrating the acquired business into our system of internal control over financial reporting. 43

FORWARD-LOOKING STATEMENTS This 2025 Management’s Discussion and Analysis ("MD&A") contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward- looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim", "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward- looking nature identify forward-looking statements. More particularly, and without limitation, any statements regarding the following are forward-looking statements: ▪ the expected benefits of the OCI Acquisition, including benefits related to expected synergies and commodity diversification, ▪ anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI Acquisition, ▪ expected demand for methanol, including demand for methanol for energy uses, and its derivatives, ▪ expected new methanol supply or restart of idled capacity and timing for startup of the same, ▪ expected increase in methanol production of assets acquired as part of the OCI Acquisition, ▪ expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages, ▪ expected methanol and energy prices, ▪ expected levels of methanol purchases from traders or other third parties, ▪ expected levels, timing and availability of economically priced natural gas supply to each of our plants, ▪ capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants, ▪ our expected capital expenditures and anticipated timing and rate of return of such capital expenditures, ▪ anticipated operating rates of and production at our plants, ▪ expected operating costs, including natural gas feedstock costs and logistics costs, ▪ expected tax rates or resolutions to tax disputes, ▪ expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price, ▪ availability of committed credit facilities and other financing, ▪ our ability to meet covenants associated with our long-term debt obligations, ▪ our shareholder distribution strategy and anticipated distributions to shareholders, ▪ commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, ▪ our financial strength and ability to meet future financial commitments, ▪ expected global or regional economic activity (including industrial production levels) and gross domestic product growth, ▪ potential impact of tariffs on global economic activity and Methanex, ▪ expected outcomes of litigation or other disputes, claims and assessments, and ▪ expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties. We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following: ▪ Methanex's ability to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all, ▪ our ability to procure natural gas feedstock on commercially acceptable terms, ▪ operating rates of our facilities, ▪ receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas, ▪ the establishment of new fuel standards, ▪ operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates, ▪ the availability of committed credit facilities and other financing, ▪ our ability to sustain the designed operating rates of the Geismar 3 plant, 44

▪ global and regional economic activity (including industrial production levels) and gross domestic product growth, ▪ absence of a material negative impact from major natural disasters, ▪ absence of a material negative impact from changes in laws or regulations, ▪ absence of a material negative impact from political instability in the countries in which we operate, and ▪ enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation: ▪ unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI Acquisition into our business and operations, ▪ failure to realize the expected strategic, financial and other benefits of the OCI Acquisition in the timeframe anticipated or at all, ▪ unexpected costs or liabilities associated with the OCI Acquisition, ▪ increased indebtedness of Methanex, ▪ conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, ▪ the price of natural gas, coal, oil and oil derivatives, ▪ our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities, ▪ the ability to carry out corporate initiatives and strategies, ▪ actions of competitors, suppliers and financial institutions, ▪ conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements, ▪ competing demand for natural gas, especially with respect to any domestic needs for gas and electricity, ▪ actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives, ▪ changes in laws or regulations, ▪ import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements, ▪ worldwide economic conditions, and ▪ other risks described in this 2025 MD&A. Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied in forward- looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws. 45

Exhibit 99.3 Responsibility for Financial Reporting The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee"). The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external and internal auditors; risk management processes; financing plans; and the Company’s compliance with ethics policies and legal and regulatory requirements. The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report. Benita Warmbold Chair of the Audit, Finance and Risk Committee March 5, 2026 Rich Sumner President and Chief Executive Officer Dean Richardson Senior Vice President, Finance and Chief Financial Officer 46

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Methanex Corporation Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Fair value measurement of property, plant and equipment acquired in the acquisition of OCI Global’s international methanol business (“OCI Acquisition”) As discussed in Note 27 to the consolidated financial statements, on June 27, 2025, the Company completed the OCI Acquisition. The acquired business includes a 100% interest in one methanol facility, which also produces ammonia (Beaumont), and a 50% interest in a second methanol facility (Natgasoline) located in Beaumont, Texas. The OCI Acquisition was accounted for as a business combination, with total consideration of $1,630,299 thousand allocated to the identifiable assets acquired and liabilities assumed based on their acquisition-date fair values. The Company recognized fair values of acquired property, plant, and equipment of $1,366,554 thousand and acquired investment in associates of $374,242 thousand. The fair values of the acquired Beaumont and Natgasoline property, plant, and equipment were estimated using a discounted cash flow model. We identified the evaluation of the fair value measurement of the Beaumont and Natgasoline property, plant, and equipment acquired in the OCI Acquisition as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the acquisition-date fair values of the Beaumont and Natgasoline property, plant and equipment. Significant assumptions used in the determination of fair value include the estimates of future methanol prices and the appropriate discount rate. Changes in these assumptions could have had a significant impact on the fair values of the acquired Beaumont and Natgasoline property, plant and equipment. 47

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the fair value of the acquired Beaumont and Natgasoline property, plant, and equipment. This included controls over the Company’s development of the future methanol prices and the discount rate. We assessed the future methanol prices assumption by comparing to third party forecasts of methanol prices. We compared the Company’s historical forecasts of future methanol prices to actual results to assess the accuracy of the Company’s forecasting process. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate by comparing it to an independently developed discount rate range using publicly available third-party sources. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company's auditor since 1992. Vancouver, Canada March 5, 2026 48

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Methanex Corporation Opinion on Internal Control Over Financial Reporting We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2026 expressed an unqualified opinion on those consolidated financial statements. The Company acquired OCI Global’s international methanol business during 2025 (the OCI Acquisition), and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, the internal control over financial reporting of the entities acquired in the OCI Acquisition associated with 21% of total assets and 6% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the entities acquired in the OCI Acquisition. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading "Management’s Annual Report on Internal Control Over Financial Reporting" in Management's Discussion and Analysis for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants Vancouver, Canada March 5, 2026 49

Consolidated Statements of Financial Position

(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2025	Dec 31 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ **425,331**	$ 891,910
Trade and other receivables (note 3)	**463,010**	473,336
Inventories (note 4)	**494,665**	453,463
Prepaid expenses	**63,520**	61,290
Other assets (note 7)	**40,406**	30,820
	1,486,932	1,910,819
Non-current assets:		
Property, plant and equipment (note 5)	**5,198,080**	4,197,509
Investment in associates (note 6)	**433,279**	101,438
Deferred income tax assets (note 16)	**15,269**	204,091
Other assets (note 7)	**149,096**	183,269
	5,795,724	4,686,307
	$ **7,282,656**	$ 6,597,126
LIABILITIES AND EQUITY		
Current liabilities:		
Trade, other payables and accrued liabilities	$ **541,648**	$ 546,305
Current maturities on long-term debt (note 8)	**41,362**	13,727
Current maturities on lease obligations (note 9)	**113,129**	122,744
Current maturities on other long-term liabilities (note 10)	**25,598**	46,840
	721,737	729,616
Non-current liabilities:		
Long-term debt (note 8)	**2,711,538**	2,401,208
Lease obligations (note 9)	**642,054**	695,461
Other long-term liabilities (note 10)	**157,238**	150,462
Deferred income tax liabilities (note 16)	**323,430**	239,113
	3,834,260	3,486,244
Equity:		
Capital stock		
25,000,000 authorized preferred shares without nominal or par value		
Unlimited authorization of common shares without nominal or par value		
Issued and outstanding common shares at December 31, 2025 were 77,339,520 (2024 - 67,395,212)	**731,694**	392,201
Contributed surplus	**2,106**	1,950
Retained earnings	**1,653,276**	1,629,386
Accumulated other comprehensive income	**56,132**	70,022
Shareholders' equity	**2,443,208**	2,093,559
Non-controlling interests	**283,451**	287,707
Total equity	**2,726,659**	2,381,266
	$ **7,282,656**	$ 6,597,126

Commitments and contingencies (note 22)
See accompanying notes to consolidated financial statements.

Approved by the Board:



Benita Warmbold (Director)



Rich Sumner (Director)

50

Consolidated Statements of Income (thousands of U.S. dollars, except number of common shares and per share amounts) Revenue $ 3,589,224 $ 3,719,829 Cost of sales and operating expenses (note 11) (2,680,135) (3,009,407) Depreciation and amortization (note 11) (446,011) (385,703) New Zealand gas sale net proceeds (note 25) 39,117 102,969 Egypt insurance recovery (note 26) — 59,065 Asset impairment charge (note 5) (71,133) (124,788) Operating income 431,062 361,965 Earnings (loss) of associates (note 6) (33,857) 38,335 Finance costs (note 12) (219,691) (132,634) Finance income and other 25,725 12,420 Income before income taxes 203,239 280,086 Income tax (expense) recovery (note 16): Current (16,930) (74,126) Deferred (41,515) 44,285 (58,445) (29,841) Net income $ 144,794 $ 250,245 Attributable to: Methanex Corporation shareholders $ 79,876 $ 163,986 Non-controlling interests (note 24) 64,918 86,259 $ 144,794 $ 250,245 Income per common share for the year attributable to Methanex Corporation shareholders: Basic net income per common share (note 13) $ 1.10 $ 2.43 Diluted net income per common share (note 13) $ 0.93 $ 2.39 Weighted average number of common shares outstanding (note 13) 72,531,283 67,387,809 Diluted weighted average number of common shares outstanding (note 13) 72,608,347 67,560,060 For the years ended December 31 2025 2024 See accompanying notes to consolidated financial statements. 51

Consolidated Statements of Comprehensive Income (thousands of U.S. dollars) Net income $ 144,794 $ 250,245 Other comprehensive income: Items that may be reclassified to income: Change in cash flow hedges and excluded forward element (note 19) (23,255) (23,211) Realized losses (gains) on foreign exchange hedges reclassified to revenue 11,701 (3,604) Amounts reclassified on discontinuation of hedging relationship (note 19) (658) 11,702 Changes in cash flow hedges on equity-accounted investees 920 — Items that will not be reclassified to income: Actuarial gain (loss) on defined benefit pension plans (note 21(a)) (3,564) 1,353 Taxes on above items 5,750 (14,096) (9,106) (27,856) Comprehensive income $ 135,688 $ 222,389 Attributable to: Methanex Corporation shareholders $ 70,770 $ 136,130 Non-controlling interests (note 24) 64,918 86,259 $ 135,688 $ 222,389 For the years ended December 31 2025 2024 See accompanying notes to consolidated financial statements. 52

Consolidated Statements of Changes in Equity

(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders' equity	Non-controlling interests	Total equity
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	163,986	—	163,986	86,259	250,245
Other comprehensive income (loss)	—	—	—	1,003	(28,859)	(27,856)	—	(27,856)
Compensation expense recorded for stock options	—	—	162	—	—	162	—	162
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Payments for repurchase of shares	—	—	—	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders ($0.730 per common share)	—	—	—	(49,867)	—	(49,867)	—	(49,867)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(40,642)	(40,642)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	75,980	75,980	—	75,980
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	**—**	**—**	**—**	**79,876**	**—**	**79,876**	**64,918**	**144,794**
Other comprehensive income (loss)	**—**	**—**	**—**	**(2,434)**	**(6,672)**	**(9,106)**	**—**	**(9,106)**
Compensation expense recorded for stock options	**—**	**—**	**156**	**—**	**—**	**156**	**—**	**156**
Issue of shares on acquisition (note 27)	**9,944,308**	**339,493**	**—**	**—**	**—**	**339,493**	**—**	**339,493**
Dividend payments to Methanex Corporation shareholders ($0.740 per common share)	**—**	**—**	**—**	**(53,552)**	**—**	**(53,552)**	**—**	**(53,552)**
Distributions made and accrued to non-controlling interests	**—**	**—**	**—**	**—**	**—**	**—**	**(69,174)**	**(69,174)**
Realized hedge gains recognized in cash flow hedges	**—**	**—**	**—**	**—**	**(7,218)**	**(7,218)**	**—**	**(7,218)**
Balance, December 31, 2025	**77,339,520**	**$731,694**	**$2,106**	**$1,653,276**	**$56,132**	**$2,443,208**	**$283,451**	**$2,726,659**

See accompanying notes to consolidated financial statements.

53

Consolidated Statements of Cash Flows (thousands of U.S. dollars) CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES Net income $ 144,794 $ 250,245 Add (deduct) losses (earnings) of associates 33,857 (38,335) Add dividends received from associates — 32,181 Add (deduct) non-cash items: Depreciation and amortization 446,011 385,703 Income tax expense 58,445 29,841 Share-based compensation expense (recovery) (4,427) 23,973 Finance costs 219,691 132,634 Mark-to-market impact of Level 3 derivatives 4,432 (2,652) Asset impairment charge 71,133 124,788 Other (11,624) (6,316) Interest received 21,416 15,120 Income taxes paid (81,021) (52,544) Other cash payments and receipts, including share-based compensation (34,121) (33,805) Cash flows from operating activities before undernoted 868,586 860,833 Changes in non-cash working capital (note 17(a)) 146,974 (123,655) 1,015,560 737,178 CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES Dividend payments to Methanex Corporation shareholders (53,552) (49,867) Interest paid (197,591) (168,762) Net proceeds on issue of long-term debt 545,965 585,393 Repayment of long-term debt and financing fees (note 8) (215,750) (322,378) Repayment of lease obligations (133,433) (141,247) Distributions to non-controlling interests (69,174) (40,642) Changes in non-cash working capital related to financing activities (note 17(a)) (2,227) (66,043) (125,762) (203,546) CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES Property, plant and equipment (98,993) (101,259) Geismar plant under construction — (72,813) Proceeds from associates 9,465 88,971 Acquisition of OCI Methanol Business, net of cash acquired (note 27) (1,259,706) — Changes in non-cash working capital related to investing activities (note 17(a)) (7,143) (14,636) (1,356,377) (99,737) Increase (decrease) in cash and cash equivalents (466,579) 433,895 Cash and cash equivalents, beginning of year 891,910 458,015 Cash and cash equivalents, end of year $ 425,331 $ 891,910 For the years ended December 31 2025 2024 See accompanying notes to consolidated financial statements. 54

Notes to Consolidated Financial Statements (Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted) Year ended December 31, 2025 1. Nature of operations: Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist primarily of the production and sale of methanol and ammonia, both a commodity chemical. The Company is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America. 2. Material accounting policies: a) Statement of compliance: These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 5, 2026. b) Basis of presentation and consolidation: These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint ventures. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(e)), financial instruments (note 2(j)), fair value measurements (note 2(k)), income taxes (note 2(l)), and business combination (note 2(n)). Actual results could differ from those estimates. c) Functional currency and foreign currency translation: Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings. d) Inventories: Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product. e) Property, plant and equipment: Initial recognition Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management. Subsequent costs Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings. 55

Depreciation Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value. The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range up to 25 years depending on the specific asset component and the production facility to which it is related. Right-of-use (leased) assets are depreciated from the lease commencement date to the earlier of the end of the useful life of the right- of-use asset or the end of the lease term. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives. Recoverability of asset carrying values Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a projection or forecast that demonstrates continuing losses associated with the asset’s use. When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment. When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. f) Leases: At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. 56

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 20 years for vessels, terminals, equipment, and other items. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances. Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. g) Site restoration costs: The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation. h) Employee future benefits: The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and transferred to retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees. i) Revenue recognition: Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met at the time of shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive. j) Financial instruments: All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost. 57

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates. Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting judgments and estimates due to the complex nature of these products and the potential impact on our financial statements. k) Fair value measurements: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19. l) Income taxes: Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized. The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgment in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments. The Company has applied the mandatory exception for recognition and disclosure of deferred taxes under IAS 12 related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“Pillar Two rules”). The Pillar Two rules establish a global minimum fifteen percent top-up tax regime and apply to Methanex beginning in 2024. Refer to note 16 for further disclosure on the impact of Pillar Two rules. 58

m) Segmented information: The Company’s operations consist of two operating segments, the production and sale of methanol and ammonia. Operating segments can be aggregated into a single reporting segment when certain aggregation criteria are met. The Company reviewed the operating segments against the aggregation criteria, which include, but are not exclusive to, the nature of the products, the nature of production processes, the type or class of customers, methods of distribution, and has aggregated the two operating segments into one reporting segment. n) Business combinations A business combination is a transaction whereby the Company acquires and obtains control of a set of activities and assets that constitutes a business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create outputs that generate income. When acquiring a set of activities and assets, the Company determines whether the acquired set of activities and assets comprises, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. An acquired process is considered substantive when: (i) the acquired process is critical to the ability convert the acquired inputs into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs. The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The purchase price allocation for the OCI Acquisition involved the use of significant judgments and estimates by management in determining the fair values of assets acquired and liabilities assumed at the acquisition date. The fair value of acquired property, plant, and equipment (including that held within investment in associate) was determined using a discounted cash flows approach. The most significant assumptions used in the property, plant, and equipment discounted cash flow model were: the forecasted average realized price of methanol; the discount rate; the forecasted cost of feedstock for methanol and ammonia production, including natural gas cost; and the forecasted production volume of the acquired facilities, derived from production capacity, gas efficiency, and planned outage periods for maintenance. The discounted cash flow model also incorporated a terminal value to reflect cash flows beyond the explicit forecast period. The fair value of acquired inventories was determined based on the expected sales value of the methanol at a forecasted realized price, less estimated selling costs. o) Application of new and revised accounting standards: The Company has adopted the amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding exchangeability of one currency into another currency, which was effective for annual periods beginning on January 1, 2025. The amendment did not have a material impact on the Company's consolidated financial statements. p) Anticipated changes to International Financial Reporting Standards: The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2026 and subsequent years are being reviewed to determine the potential impact: amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures regarding the classification and measurement of financial instruments and the accounting for power purchase agreements and IFRS 18, Presentation and Disclosure in Financial Statements regarding the replacement of IAS 1, Presentation of Financial Statements. IFRS 18, Presentation and Disclosure in Financial Statements introduces new requirements related to the presentation of the statement of income, enhanced disclosure of management performance measures, and greater disaggregation of financial information. The standard does not affect the recognition or measurement of items in the financial statements, it will impact the presentation and disclosure of certain information, including management-defined performance measures ("MPMs"). In accordance with the standard, IFRS 18 will be applied retrospectively, and comparative information for the year ended December 31, 2026 will be restated in accordance with IFRS 18. Based on the Company's preliminary assessment, besides the required presentation changes and disclosures for MPMs, the Company does not expect IFRS 18 to result in significant changes to underlying information disclosed in the notes to the financial statements. 59

3. Trade and other receivables:

As at		Dec 31 2025		Dec 31 2024
Trade	$	412,854	$	433,519
Value-added and other tax receivables		27,124		22,123
Other		23,032		17,694
	$	463,010	$	473,336

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2025 is $2,590 million (2024 - $2,800 million).

5. Property, plant and equipment:

		Owned Assets (a)		Right-of-use assets (c)		Total
Net book value at December 31, 2025	**$**	**4,575,161**	**$**	**622,919**	**$**	**5,198,080**
Net book value at December 31, 2024	$	3,501,683	$	695,826	$	4,197,509

a) Owned assets:

		Buildings, plant installations and machinery		Plants Under Construction		Ocean vessels		Other		TOTAL
Cost at January 1, 2025	**$**	**6,357,420**	**$**	**—**	**$**	**242,459**	**$**	**129,920**	**$**	**6,729,799**
Additions		**109,922**		**—**		**213**		**6,783**		**116,918**
Acquired balances[1]		**1,347,754**		**—**		**—**		**9,793**		**1,357,547**
Disposals and other		**(199,113)**		**—**		**—**		**—**		**(199,113)**
Cost at December 31, 2025		**7,615,983**		**—**		**242,672**		**146,496**		**8,005,151**
Accumulated depreciation at January 1, 2025		**3,059,060**		**—**		**73,219**		**95,837**		**3,228,116**
Depreciation		**306,206**		**—**		**12,815**		**2,264**		**321,285**
Asset impairment charge (b)		**60,397**		**—**		**—**		**—**		**60,397**
Disposals and other		**(179,808)**		**—**		**—**		**—**		**(179,808)**
Accumulated depreciation at December 31, 2025		**3,245,855**		**—**		**86,034**		**98,101**		**3,429,990**
Net book value at December 31, 2025	**$**	**4,370,128**	**$**	**—**	**$**	**156,638**	**$**	**48,395**	**$**	**4,575,161**

[1] On June 27, 2025 the Company completed the acquisition of OCI Global's methanol business. Refer to Note 27 - *Agreement to acquire OCI Global's methanol business* for further details.

		Buildings, plant installations and machinery		Plants under construction		Ocean vessels		Other		TOTAL
Cost at January 1, 2024	$	4,880,207	$	1,355,497	$	240,723	$	128,663	$	6,605,090
Additions		97,439		123,881		2,013		1,807		225,140
Disposals and other		(91,338)		(8,266)		(277)		(550)		(100,431)
Transfers		1,471,112		(1,471,112)		—		—		—
Cost at December 31, 2024		6,357,420		—		242,459		129,920		6,729,799
Accumulated depreciation at January 1, 2024		2,794,702		—		61,390		94,523		2,950,615
Depreciation		236,398		—		11,829		2,090		250,317
Asset impairment charge (b)		124,788		—		—		—		124,788
Disposals and other		(96,828)		—		—		(776)		(97,604)
Accumulated depreciation at December 31, 2024		3,059,060		—		73,219		95,837		3,228,116
Net book value at December 31, 2024	$	3,298,360	$	—	$	169,240	$	34,083	$	3,501,683

60

Based on natural gas feedstock availability and the turnaround completed in 2025, the Company has extended the useful life of the Medicine Hat facility. The effect of these changes on actual and expected depreciation expense was as follows.

	2025	2026	2027	2028	2029	Later
(Decrease) increase in depreciation expense	$ —	$ (6,034)	$ (5,993)	$ (5,939)	$ (5,885)	$ 23,812

b) Asset impairment charge:

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The continued decline in New Zealand's forecasted gas profile has been identified as an impairment indicator for the New Zealand cash generating unit ("New Zealand CGU") and the carrying value of the New Zealand CGU was tested for impairment during the year.

The recoverable amount of the New Zealand CGU was based on fair value less costs of disposal, estimated using discounted cash flows. The model contains significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy.

There are three key variables that impact the Company's estimates of future cash flows: (1) the availability of natural gas feedstock, (2) the price of natural gas feedstock, and (3) the methanol price. The Company's estimate of the availability of natural gas and the price of natural gas takes into consideration the current contracted terms, as well as factors that it believes are relevant to supply under these contracts and supplemental natural gas sources. Methanol price estimates are based on supply and demand fundamentals. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from both external and internal sources.

Based on the test performed, the Company recorded a non-cash before-tax asset impairment charge of $60 million in property, plant and equipment, in addition to $11 million in supplies inventory, for a total impairment charge of $71 million to write down the carrying value of the New Zealand CGU to its recoverable amount of nil.

The following table presents the Level 3 inputs and the sensitivities of the fair value less costs of disposal model to changes in these inputs:

		Sensitivities	
Valuation input	Input value or range	Change in input	Resulting change in valuation
Natural gas availability	Annual estimates based on third party forecasts	+25%	$+4 million
Methanol price forecast	Regional pricing	+$25 per MT	$+4 million

The sensitivity has been prepared considering each variable independently. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

c) Right-of-use (leased) assets:

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2025	$ 935,169	$ 366,549	$ 58,362	$ 1,360,080
Acquired balances[1]	4,010	3,469	1,528	9,007
Additions	9,262	37,956	11,120	58,338
Disposals and other	(79,958)	(9,044)	(1,499)	(90,501)
Cost at December 31, 2025	868,483	398,930	69,511	1,336,924
Accumulated depreciation at January 1, 2025	406,407	222,571	35,276	664,254
Depreciation	94,219	37,344	5,715	137,278
Disposals and other	(79,958)	(7,460)	(109)	(87,527)
Accumulated depreciation at December 31, 2025	420,668	252,455	40,882	714,005
Net book value at December 31, 2025	$ 447,815	$ 146,475	$ 28,629	$ 622,919

[1] Refer to Note 27 - *Agreement to acquire OCI Global's methanol business* for further details.

61

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2024	$ 910,721	$ 332,441	$ 58,621	$ 1,301,783
Additions	40,055	46,029	4,721	90,805
Disposals and other	(15,607)	(11,921)	(4,980)	(32,508)
Cost at December 31, 2024	935,169	366,549	58,362	1,360,080
Accumulated depreciation at January 1, 2024	314,324	196,303	33,863	544,490
Depreciation	107,690	38,011	6,364	152,065
Disposals and other	(15,607)	(11,743)	(4,951)	(32,301)
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$ 528,762	$ 143,978	$ 23,086	$ 695,826

6. Investment in associates:

a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad and Tobago. In September 2024 the Atlas facility was idled, as its legacy 20-year natural gas supply agreement expired. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2025	Dec 31 2024
Cash and cash equivalents	$ **11,371**	$ 18,934
Other current assets[1]	**20,279**	49,803
Non-current assets	**121,761**	145,298
Current liabilities[1]	**(26,761)**	(42,901)
Other long-term liabilities, including current maturities	**(4,566)**	(10,376)
Net assets at 100%	$ **122,084**	$ 160,758
Net assets at 63.1%	$ **77,035**	$ 101,438
Investment in associate	$ **77,035**	$ 101,438

Consolidated statements of income for the years ended December 31	2025	2024
Revenue[1]	$ **—**	$ 344,892
Cost of sales and depreciation and amortization	**(34,933)**	(254,047)
Operating income (loss)	**(34,933)**	90,845
Finance costs, finance income and other expenses	**191**	(5,739)
Income tax recovery (expense)	**11,067**	(24,353)
Net earnings (loss) at 100%	$ **(23,675)**	$ 60,753
Earnings (loss) of associate at 63.1%	$ **(14,939)**	$ 38,335
Dividends received from associate	$ **—**	$ 32,181
Share capital reduction	$ **9,465**	$ 12,643

[1] Includes related party transactions between Atlas and the Company (see note 23).

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b) On June 27, 2025, the Company acquired a 50% equity interest in Firewater LLC ("Firewater"). Firewater owns the 1.7 million tonne per year Natgasoline methanol production facility in Beaumont, Texas. The Company accounts for its interest in Natgasoline using the equity method. Summarized financial information of Firewater (100% basis) is as follows:

Consolidated statement of financial position as at		Dec 31 2025
Cash and cash equivalents	$	42,682
Other current assets[1]		95,534
Non-current assets		1,612,020
Current liabilities[1]		(12,602)
Long-term debt, including current maturities		(777,325)
Other long-term liabilities, including current maturities		(247,821)
Net assets at 100%	$	712,488
Net assets at 50%	$	356,244
Investment in associate	$	356,244

Consolidated statement of income for the year ended December 31[2]		2025
Revenue[1]	$	218,062
Cost of sales and depreciation and amortization		(214,111)
Operating income		3,951
Finance costs, finance income and other expenses		(42,030)
Income tax recovery		243
Net earnings (loss) at 100%	$	(37,836)
Earnings (loss) of associate at 50%	$	(18,918)
Other comprehensive income of associate at 50% - change in cash flow hedges	$	920

[1] Includes related party transactions between Firewater and the Company (see note 23).

[2] The statement of income reflects the results of Firewater from the date of acquisition.

7. Other assets:

As at		Dec 31 2025		Dec 31 2024
Cash flow hedges (note 19)	$	106,998	$	128,414
Chile VAT receivable		8,077		15,834
Restricted cash for debt service and major maintenance of vessels [(a)]		15,317		14,305
Fair value of natural gas contracts (note 19)		25,043		23,054
Deposit for catalyst supply		7,595		6,274
Investment in Carbon Recycling International		5,620		5,620
Defined benefit pension plans (note 21)		2,404		3,733
Other		18,448		16,855
Total other assets		189,502		214,089
Less current portion [(b)]		(40,406)		(30,820)
	$	149,096	$	183,269

a) Restricted cash

The Company holds $15.3 million (2024 - $14.3 million) of restricted cash for the funding of debt service and major maintenance accounts.

b) Current portion of other assets

Other assets presented as current assets as at December 31, 2025 includes $32.2 million (2024 - $27.7 million) for the current portion of the cash flow hedge (see note 19), $3.5 million (2024 - $3.1 million) of restricted cash for debt service and major maintenance, in particular the anticipated major maintenance costs of four vessels, and $4.7 million (2024 - nil) for the current portion of natural gas derivative assets.

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8. Long-term debt:

As at	Dec 31 2025	Dec 31 2024
Unsecured notes		
(i) $700 million at 5.125% due October 15, 2027	**697,434**	696,104
(ii) $700 million at 5.25% due December 15, 2029	**696,996**	696,395
(ii) $600 million at 6.25% due March 15, 2032	**586,925**	585,562
(iv) $300 million at 5.65% due December 1, 2044	**295,938**	295,820
	2,277,293	2,273,881
Term Loan A at SOFR plus applicable margin	**347,933**	—
Other limited recourse debt facilities		
(i) 5.58% due through June 30, 2031	**43,392**	49,450
(ii) 5.35% due through September 30, 2033	**53,644**	59,138
(iii) 5.21% due through September 15, 2036	**30,638**	32,466
	127,674	141,054
Total long-term debt[1]	**2,752,900**	2,414,935
Less current maturities[1]	**(41,362)**	(13,727)
	$ 2,711,538	$ 2,401,208

[1] Long-term debt and current maturities are presented net of discounts and deferred financing fees of $26.7 million as at December 31, 2025 (2024 - $28.3 million).

For the year ended December 31, 2025, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $6.0 million (2024 - $3.1 million).

The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Other limited recourse debt facilities	Unsecured notes	Term Loan A at SOFR plus applicable margin	Total
2026	$ 13,796	$ —	$ 27,500	$ 41,296
2027	15,173	700,000	27,500	742,673
2028	16,026	—	161,250	177,276
2029	16,210	700,000	133,750	849,960
2030	17,676	—	—	17,676
Thereafter	50,687	900,000	—	950,687
	$ 129,568	$ 2,300,000	$ 350,000	$ 2,779,568

As at December 31, 2025, we have access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

On June 27, 2025, the Company drew $550 million of its committed non-revolving credit facility (Term Loan A) to partially fund the cash consideration for the acquisition of OCI Global's international methanol business ("OCI Acquisition"). The facility consists of two tranches: $275 million with a term of three years from the closing date, and $275 million with a term of four years from closing date. During the year, the Company made repayments of $200 million on Term Loan A.

The facilities, comprising the existing revolving credit facility and Term Loan A, were entered into with the following significant covenants and default provisions:

i) the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,

ii) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and

iii) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.

The facilities are partially secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.

The covenants governing the Company's and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with

64

another corporation or sale of all or substantially all of the Company's assets. The indentures also contain customary default provisions.

Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2025, management believes the Company was in compliance with all covenants related to long-term debt obligations.

Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

9. Lease obligations:

		2025		2024
Opening lease obligations	**$**	**818,205**	$	872,120
Additions, net of disposals		**54,682**		90,486
Acquired balances[1]		**16,587**		—
Interest expense		**50,470**		54,560
Lease payments		**(183,903)**		(195,807)
Effect of movements in exchange rates and other		**(858)**		(3,154)
Lease obligations at December 31		**755,183**		818,205
Less: current portion		**(113,129)**		(122,744)
Lease obligations - non current portion	**$**	**642,054**	$	695,461

[1] Refer to Note 27 - *Agreement to acquire OCI Global's methanol business* for further details.

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2025:

		Lease payments		Interest component		Lease obligations
2026	$	158,459	$	45,330	$	113,129
2027		137,055		38,990		98,065
2028		126,705		31,467		95,238
2029		116,626		24,701		91,925
2030		89,625		19,071		70,554
Thereafter		355,234		68,962		286,272
	$	983,704	$	228,521	$	755,183

Variable lease payments and short-term and low value leases

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2025 was $86.5 million (2024 - $90.9 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases are comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2025 were $0.6 million (2024 - $0.4 million).

Extension options

Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $90.9 million (2024 - $56.5 million).

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		Lease liabilities recognized (discounted)		Potential future lease payments not included in lease liabilities (undiscounted)
Ocean-going vessels	$	523,823	$	1,476
Terminals and tanks		190,206		75,786
Other		41,154		13,598
Total	$	755,183	$	90,860

Leases not yet commenced

As at December 31, 2025, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $9.6 million (2024 - $2.8 million). The leases not yet commenced as at December 31, 2025 related to the addition of 1 new ocean vessel in 2026 with a 1-year term, 1 new ocean vessel in 2026 with an 8-month term, and 2 new railcar leases with 5-year terms. The leases not yet commenced as at December 31, 2024 related to 1 new ocean vessel in 2025 with a 1-year term.

10. Other long-term liabilities:

As at		Dec 31 2025		Dec 31 2024
Share-based compensation liability (note 14)	$	51,559	$	73,547
Site restoration costs		42,390		38,048
Land mortgage		26,920		27,483
Defined benefit pension plans (note 21)		21,849		20,531
Cash flow hedges (note 19)		36,106		36,811
Other		4,012		882
		182,836		197,302
Less current maturities		(25,598)		(46,840)
	$	157,238	$	150,462

Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2025, the total undiscounted amount of estimated cash flows required to settle the liabilities was $95.4 million (2024 - $64.1 million). The movement in the provision during the year is explained as follows:

		2025		2024
Balance at January 1	$	38,048	$	32,596
New or revised provisions		(11,154)		3,831
Additions - acquired plant sites		13,685		—
Accretion expense		1,811		1,621
Balance at December 31	$	42,390	$	38,048

11. Expenses:

For the years ended December 31		2025		2024
Cost of sales	$	2,308,390	$	2,678,081
Selling and distribution		700,996		583,357
Administrative expenses		116,760		133,672
Total expenses by function	$	3,126,146	$	3,395,110
Cost of raw materials and purchased methanol		1,712,545		2,219,459
Ocean freight and other logistics		480,959		362,282
Employee expenses, including share-based compensation		238,986		251,149
Other expenses		247,645		176,517
Cost of sales and operating expenses		2,680,135		3,009,407
Depreciation and amortization		446,011		385,703
Total expenses by nature	$	3,126,146	$	3,395,110

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For the year ended December 31, 2025 we recorded a share-based compensation recovery of $4.6 million (2024 - expense of $24.0 million), the majority of which is included in administrative expenses for the total expenses by function presentation above. Included in expenses is $218.1 million of cost of sales (2024 - nil) which are purchases from Natgasoline and therefore recognized as sales to Methanex in our Natgasoline equity investee's statement of income. There were nil amounts included in cost of sales (2024 - $344.9 million) for purchases from Atlas which were recognized as sales to Methanex in our Atlas equity investee’s statements of income. 12. Finance costs: For the years ended December 31 2025 2024 Finance costs before capitalized interest 219,691 $ 183,699 Less capitalized interest related to Geismar plant under construction — (51,065) Finance costs $ 219,691 $ 132,634 Finance costs are primarily comprised of interest on the unsecured notes, Term Loan A, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant completed its commercial performance tests rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date. 13. Net income per common share: Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash- settled method. The equity-settled method was more dilutive for the year ended December 31, 2025, and December 31, 2024, and an adjustment was required for both the numerator and denominator. Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2025 and 2024, stock options were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2025 and 2024, TSARs were dilutive, resulting in an adjustment to the denominator. A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows: For the years ended December 31 2025 2024 Numerator for basic net income per common share $ 79,876 $ 163,986 Adjustment for the effect of TSARs: Cash-settled (recovery) expense included in net income (7,902) 1,995 Equity-settled expense (4,565) (4,385) Numerator for diluted net income per common share $ 67,409 $ 161,596 A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows: Denominator for basic net income per common share 72,531,283 67,387,809 Effect of dilutive stock options 1,678 6,438 Effect of dilutive TSARS 75,386 165,813 Denominator for diluted net income per common share 72,608,347 67,560,060 For the years ended December 31 2025 2024 67

For the years ended December 31, 2025 and 2024, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31		2025		2024
Basic net income per common share	**$**	**1.10**	$	2.43
Diluted net income per common share	**$**	**0.93**	$	2.39

14. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2025, the Company had 4,238,792 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company's stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2025 and 2024 are as follows:

	SARs			TSARs		
	Number of units		Exercise price USD	Number of units		Exercise price USD
Outstanding at December 31, 2023	402,532	$	46.65	2,007,470	$	45.10
Granted	83,840		43.13	255,540		42.58
Exercised	(30,557)		37.10	(185,957)		33.49
Cancelled	(2,421)		51.94	(20,893)		50.74
Expired	(87,120)		50.15	(236,062)		50.17
Outstanding at December 31, 2024	366,274	$	45.77	1,820,098	$	45.21
Granted	**75,900**		**41.37**	**280,580**		**40.65**
Exercised	**—**		**—**	**(7,440)**		**29.27**
Cancelled	**(5,490)**		**41.86**	**(4,920)**		**49.41**
Expired	**(87,800)**		**54.65**	**(284,900)**		**55.48**
Outstanding at December 31, 2025	**348,884**	**$**	**42.64**	**1,803,418**	**$**	**42.93**

Information regarding the SARs and TSARs outstanding as at December 31, 2025 is as follows:

	Units outstanding at December 31, 2025				Units exercisable at December 31, 2025		
Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding		Weighted average exercise price	Number of units exercisable		Weighted average exercise price
SARs							
$29.27 to $38.79	**1.53**	**90,318**	**$**	**32.73**	**90,318**	**$**	**32.73**
$41.37 to $50.49	**5.04**	**232,306**		**44.81**	**88,421**		**47.59**
$57.60	**0.18**	**26,260**		**57.60**	**26,260**		**57.60**
	3.77	**348,884**	**$**	**42.64**	**204,999**	**$**	**42.32**
TSARs							
$29.27 to $38.79	**1.80**	**623,945**	**$**	**33.35**	**598,765**	**$**	**33.35**
$41.37 to $50.49	**4.74**	**916,963**		**45.25**	**440,777**		**47.86**
$57.60	**0.18**	**262,510**		**57.60**	**262,510**		**57.60**
	3.06	**1,803,418**	**$**	**42.93**	**1,302,052**	**$**	**43.15**

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The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2025 and 2024 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2025	2024
Risk-free interest rate	**3.5%**	4.2%
Expected dividend yield	**1.9%**	1.5%
Expected life of SARs and TSARs (years)	**1.7**	1.5
Expected volatility	**39%**	35%
Expected forfeitures	**0%**	0%
Weighted average fair value (USD per unit)	**$ 7.69**	$ 12.16

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2025 was $17.4 million compared with the recorded liability of $15.5 million. The difference between the fair value and the recorded liability of $1.9 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years.

For the year ended December 31, 2025, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $9.4 million (2024 - expense of $3.9 million). This included a recovery of $14.9 million (2024 - recovery of $1.8 million) related to the effect of the change in the Company's share price.

b) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding as at December 31, 2025 and 2024 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units
Outstanding at December 31, 2023	157,700	310,854	631,122
Granted	28,159	134,080	234,430
Performance factor impact on redemption[1]	—	—	47,473
Granted in lieu of dividends	2,827	5,468	10,113
Redeemed	(33,892)	(118,135)	(297,331)
Cancelled	—	(16,912)	(24,305)
Outstanding at December 31, 2024	154,794	315,355	601,502
Granted	**26,819**	**140,908**	**233,579**
Performance factor impact on redemption[1]	**—**	**—**	**79,240**
Granted in lieu of dividends	**3,617**	**6,865**	**12,485**
Redeemed	**—**	**(104,837)**	**(273,313)**
Cancelled	**—**	**(17,683)**	**(19,631)**
Outstanding at December 31, 2025	**185,230**	**340,608**	**633,862**

[1] The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2025 and the quarter ended March 31, 2024.

Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company's common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2025 was $45.1 million compared with the recorded liability of $36.1 million. The difference between the fair value and the recorded liability of $9.0 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the year ended December 31, 2025, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $4.8 million (2024 - expense of $19.9 million). This included a recovery of $11.7 million (2024 - expense of $4.3 million) related to the effect of the change in the Company's share price.

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15. Segmented information:

The Company's operations consist primarily of the production and sale of methanol, along with the production and sale of ammonia. Methanol and ammonia are two operating segments and have been aggregated into one single reporting segment. For the year ended December 31, 2025, total methanol revenue was $3,450 million (2024 - $3,720 million) and ammonia and other revenue was $139 million (2024 - nil).

During the years ended December 31, 2025 and 2024, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South America	South Korea	Other Asia	Canada	TOTAL
2025	**$ 485,219**	**$ 932,609**	**$ 707,712**	**$ 509,294**	**$ 445,130**	**$ 337,694**	**$ 171,566**	**$ 3,589,224**
	14 %	**26 %**	**20 %**	**14 %**	**12 %**	**9 %**	**5 %**	**100 %**
2024	$ 828,531	$ 841,546	$ 502,134	$ 478,752	$ 482,645	$ 401,830	$ 184,391	$ 3,719,829
	22 %	23 %	13 %	13 %	13 %	11 %	5 %	100 %

As at December 31, 2025 and 2024, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Canada	Chile	Trinidad	Waterfront Shipping	Europe	Other	TOTAL
December 31, 2025	**$3,796,877**	**$ 440,041**	**$ —**	**$ 182,970**	**$ 103,194**	**$ 21,543**	**$ 601,482**	**$ 32,740**	**$ 19,233**	**$ 5,198,080**
December 31, 2024	$2,582,900	$ 482,764	$ 83,880	$ 161,870	$ 114,327	$ 42,282	$ 698,003	$ 6,459	$ 25,024	$ 4,197,509

[1] Includes right-of-use (leased) assets.

16. Income and other taxes:

a) Income tax (expense) recovery:

For the years ended December 31	2025	2024
Current tax (expense) recovery:		
Current period before undernoted items	**$ (80,062)**	$ (74,169)
Adjustments to prior years including resolution for certain outstanding audits	**63,132**	43
	(16,930)	(74,126)
Deferred tax recovery (expense):		
Origination and reversal of temporary differences	**(39,821)**	52,396
Adjustments to prior years including resolution for certain outstanding audits	**(5,679)**	(383)
Changes in tax rates	**1,997**	34
Impact of foreign exchange and other	**1,988**	(7,762)
	(41,515)	44,285
Total income tax expense	**$ (58,445)**	$ (29,841)

70

b) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2025	2024
Income before income taxes	$ 203,239	$ 280,086
Canadian statutory tax rate	23.8 %	24.5 %
Income tax expense calculated at Canadian statutory tax rate	(48,371)	(68,621)
Decrease (increase) in income tax expense resulting from:		
Impact of profit (loss) of equity-accounted investees reported net of tax	(3,575)	9,392
Impact of income and losses taxed in foreign jurisdictions	13,178	14,268
Utilization of (valuation allowance taken against) unrecognized loss carryforwards and temporary differences	(81,527)	6,482
Impact of tax rate changes	1,997	34
Impact of foreign exchange	3,699	1,650
Other business taxes	(4,294)	2,791
Impact of items not taxable for tax purposes	2,929	4,555
Adjustments to prior years including resolution for certain outstanding audits	57,453	(340)
Other	66	(52)
Total income tax expense	$ (58,445)	$ (29,841)

c) Net deferred income tax assets and liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at	Dec 31, 2025			Dec 31, 2024		
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$ (695,218)	$ 11,108	$ (706,326)	$ (325,338)	$ (162,036)	$ (163,302)
Right-of-use assets	(37,921)	(10,116)	(27,805)	(35,757)	(25,816)	(9,941)
Repatriation taxes	(115,972)	(32)	(115,940)	(119,281)	(30)	(119,251)
Investment basis differential	(102,119)	—	(102,119)	—	—	—
Other	(16,258)	(2,754)	(13,504)	(26,241)	(11,267)	(14,974)
	(967,488)	(1,794)	(965,694)	(506,617)	(199,149)	(307,468)
Non-capital loss carryforwards	551,931	3,374	548,557	357,670	346,150	11,520
Lease obligations	46,610	7,663	38,947	48,706	35,740	12,966
Share-based compensation	12,718	290	12,428	24,567	8,185	16,382
Other	48,068	5,736	42,332	40,652	13,165	27,487
	659,327	17,063	642,264	471,595	403,240	68,355
Net deferred income tax assets (liabilities)	$ (308,161)	$ 15,269	$ (323,430)	$ (35,022)	$ 204,091	$ (239,113)

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As at December 31, 2025, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

For the year ended December 31, 2025	Gross amount	Tax effect
Expire		
Losses generated in 2015 (expires 2035)	$ 282,035	$ 62,048
Losses generated in 2016 (expires 2036)	432,581	95,168
Losses generated in 2017 (expires 2037)	234,941	51,687
	949,557	208,903
No expiry		
Losses generated in 2018	11,727	2,580
Losses generated in 2019	475,744	104,664
Losses generated in 2020	275,776	60,671
Losses generated in 2021	65,283	14,362
Losses generated in 2022	16,715	3,677
Losses generated in 2023	88,832	19,543
Losses generated in 2024	89,493	19,689
Losses generated in 2025	515,546	113,420
Total non-capital loss carryforwards	$ 2,488,673	$ 547,509

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income subject to the 80% deduction limitation. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period. As at December 31, 2025 the Company had $237 million (2024 - $170 million) of deductible temporary differences in the United States that have not been recognized.

As at December 31, 2025, deferred income tax assets that have been recognized in respect of non-capital loss carryforwards in other tax jurisdictions are as below:

	2025		2024	
	Non-capital Loss Carried Forward	Deferred tax Assets	Non-capital Loss Carried Forward	Deferred tax Assets
Canada	$ 4,282	$ 1,049	$ 47,022	$ 11,520
Netherlands	$ 12,815	$ 3,306	$ —	$ —
New Zealand	$ —	$ —	$ 35,912	$ 10,055
Trinidad	$ —	$ —	$ 107,413	$ 37,594
Total	$ 17,097	$ 4,355	$ 190,347	$ 59,169

The losses in Canada were generated in 2020 and can be carried forward 20 years against future taxable income. Losses in the Netherlands can be carried forward indefinitely against future taxable income.

(ii) Analysis of the change in deferred income tax assets and liabilities:

	2025			2024		
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$ (35,022)	$ 204,091	$ (239,113)	$ (65,590)	$ 152,250	$ (217,840)
Deferred income tax recovery (expense) included in net income	(41,515)	43,930	(85,445)	44,285	65,244	(20,959)
Deferred income tax recovery (expense) included in other comprehensive income	5,750	(3,208)	8,958	(14,096)	(13,403)	(693)
Deferred income tax acquired / generated from OCI acquisition	(236,882)	(229,544)	(7,338)	—	—	—
Other	(492)	—	(492)	379	—	379
Balance, December 31	$ (308,161)	$ 15,269	$ (323,430)	$ (35,022)	$ 204,091	$ (239,113)

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International Tax Reform — Pillar Two Rules Pillar Two rules were published by the Organization for Economic Co-operation and Development and establish a global minimum fifteen percent top-up tax regime. Canada enacted legislation resulting in Pillar Two rules being effective for tax years beginning January 1, 2024. The Company is in scope of the legislation and has performed an assessment of the exposure to top-up taxes that apply based on our financial results in the jurisdictions in which we operate. For the year ended December 31, 2025, $3 million (2024 - $3 million) is included in current tax expense relating to Pillar Two top-up obligations. 17. Supplemental cash flow information: a) Changes in non-cash working capital: Changes in non-cash working capital for the years ended December 31, 2025 and 2024 were as follows: Changes in non-cash working capital: Trade and other receivables $ 10,326 $ 60,279 Inventories (41,202) (26,689) Prepaid expenses (2,230) (3,266) Trade, other payables and accrued liabilities (4,658) (225,562) (37,764) (195,238) Adjustments for items not having a cash effect, acquired working capital balances, and working capital changes relating to taxes and interest paid and interest received 175,368 (9,096) Changes in non-cash working capital having a cash effect $ 137,604 $ (204,334) These changes relate to the following activities: Operating $ 146,974 $ (123,655) Financing (2,227) (66,043) Investing (7,143) (14,636) Changes in non-cash working capital $ 137,604 $ (204,334) For the years ended December 31 2025 2024 b) Reconciliation of movements in liabilities to cash flows arising from financing activities: Long term debt (note 8) Lease obligations (note 9) Balance at December 31, 2024 $ 2,414,935 $ 818,205 Changes from financing cash flows Repayment of long-term debt and financing fees (213,660) — Net proceeds on issue of long-term debt 545,965 — Payment of lease obligations — (133,433) Total changes from financing cash flows 332,305 (133,433) Liability-related other changes Finance costs 5,660 — New lease obligations — 54,682 Acquired lease obligations — 16,587 Other — (858) Total liability-related other changes 5,660 70,411 Balance at December 31, 2025 $ 2,752,900 $ 755,183 73

18. Capital disclosures: The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity. Liquidity: Cash and cash equivalents $ 425,331 $ 891,910 Undrawn credit facility 600,000 500,000 Total liquidity $ 1,025,331 $ 1,391,910 Capitalization: Unsecured notes, including current portion 2,277,293 2,273,881 Term Loan A 347,933 — Other limited recourse debt facilities, including current portion 127,674 141,054 Total debt 2,752,900 2,414,935 Non-controlling interests 283,451 287,707 Shareholders’ equity 2,443,208 2,093,559 Total capitalization $ 5,479,559 $ 4,796,201 Total debt to capitalization 1 50% 50 % Net debt to capitalization 2 46% 39 % As at Dec 31 2025 Dec 31 2024 1 Total debt (including Other limited recourse debt facilities) divided by total capitalization. 2 Total debt (including Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents. The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares. The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options. During the year, the Company repaid $200 million of Term Loan A facility, which was drawn on to finance the OCI Acquisition (refer to note 27 - Agreement to acquire OCI Global's methanol business). At December 31, 2025, the Company has access to a $600 million committed revolving credit facility, which is with a syndicate of high rated financial institutions. 19. Financial instruments: Financial instruments are either measured at amortized cost or fair value. In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks. The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions. 74

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item: Financial assets: Financial assets measured at fair value: Derivative instruments designated as cash flow hedges 1 $ 106,998 $ 128,414 Fair value of gas contract derivatives 2 25,043 $ 23,054 Financial assets not measured at fair value: Cash and cash equivalents 425,331 891,910 Trade and other receivables, excluding tax receivable 439,350 454,278 Restricted cash included in other assets 15,317 14,305 Total financial assets 3 $ 1,012,039 $ 1,511,961 Financial liabilities: Financial liabilities measured at fair value: Derivative instruments designated as cash flow hedges 1 $ 36,106 $ 36,811 Financial liabilities not measured at fair value: Trade, other payables and accrued liabilities, excluding tax payable 479,499 429,737 Lease obligations, including current portion 755,183 818,205 Long-term debt, including current portion 2,752,900 2,414,935 Land mortgage 26,920 27,483 Total financial liabilities $ 4,050,608 $ 3,727,171 As at Dec 31 2025 Dec 31 2024 1 The North America natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets. 2 The Company has several natural gas supply contracts measured at fair value which are classified within Level 3 of the fair value hierarchy. 3 The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods. As at December 31, 2025, all of the financial instruments were recorded on the consolidated statement of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted. The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income. Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs. North American natural gas forward contracts The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts, both financial and physical. The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for North America production. Natural gas is fungible across the plants. Other costs incurred to transport natural gas from the contracted delivery point, Henry Hub, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. During the year ended December 31, 2025, the Company reclassified $0.7 million (2024 - $11.7 million) from other comprehensive income to cost of sales and operating expenses within the statement of income on discontinuation of the hedging relationship for certain gas forward contracts where the hedged future cash flows were no longer highly probable to occur. 75

As at		Dec 31 2025		Dec 31 2024
Maturities		2026-2034		2025-2032
Notional quantity [1]		306,910		310,520
Notional quantity per day [1]		40 - 220		50 - 210
Notional amount	$	1,043,422	$	1,048,973
Net fair value	$	71,022	$	89,632

[1] In thousands of Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

As at		Dec 31 2025		Dec 31 2024
Other current assets	$	32,186	$	25,760
Other non-current assets		74,811		100,683
Other current liabilities		(8,026)		(14,708)
Other long-term liabilities		(27,949)		(22,103)
Net fair value	$	71,022	$	89,632

For the year ended December 31, 2025, the Company reclassified a gain of $7.2 million (2024 - loss of $76.0 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity.

Euro forward exchange contracts

The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2025 or 2024.

As at December 31, 2025, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 26.4 million euros (2024 - 29.7 million euros). The euro contracts had a negative fair value of $0.1 million included in Other current liabilities (2024 - positive fair value of $2.0 million included in Other current assets).

For the year ended December 31, 2025, the Company reclassified a loss of $11.7 million (2024 - gain of $3.6 million) for foreign currency hedge settlements from other comprehensive income.

Changes in cash flow hedges and excluded forward element

Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

For the years ended December 31		2025		2024
Change in fair value of cash flow hedges	$	140,222	$	187,921
Forward element excluded from hedging relationships		(163,477)		(211,132)
	$	(23,255)	$	(23,211)

Fair value - Level 2 instruments

The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

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As at		Dec 31 2025		Dec 31 2024
Within one year	$	8,130	$	15,038
1-3 years		5,206		5,808
3-5 years		3,059		4,330
More than 5 years		29,037		20,459
	$	45,432	$	45,635

The fair value of the Company's derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $107.0 million as at December 31, 2025 (2024 - $128.4 million).

The carrying values of the Company's financial instruments approximate their fair values, except as follows:

As at	December 31, 2025		December 31, 2024	
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$ 2,774,163	$ 2,775,744	$ 2,437,286	$ 2,348,705

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company's long term debt will fluctuate until maturity.

Fair value - Level 3 instrument - Egyptian natural gas supply contract

The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of the amendment in 2022, the contract is being treated as a derivative measured at fair value.

There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.

Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.

At December 31, 2025 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $15.3 million (2024 - $14.3 million) recorded in Other assets. Changes in fair value of the contract are recognized in Finance income and other expenses.

The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

		Sensitivities	
Valuation input	**Input value or range**	**Change in input**	**Resulting change in valuation**
Methanol price volatility (before impact of mean reversion)	33%	+/- 5%	$+/-6 million
Methanol price forecast	Regional pricing relevant to term of contract	+/- $25 per MT	$-5/+6 million
Discount rate	6.9%	+/- 1%	$+/-1 million

It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

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20. Financial risk management:

a) Market risks:

The Company's operations consist primarily of the production and sale of methanol, along with the production and sale of ammonia. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad and Tobago, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas financial hedges in North America to manage its exposure to natural gas price risk.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company's interest rate risk exposure is mainly related to Term Loan A and the undrawn credit facility.

As at		**Dec 31 2025**		Dec 31 2024
Fixed interest rate debt:				
Unsecured notes	**$**	**2,277,293**	$	2,273,881
Other limited recourse debt facilities		**127,674**		141,054
	$	**2,404,967**	$	2,414,935
Variable interest rate debt:				
Term Loan A at SOFR plus applicable margin		**347,933**	$	—
	$	**347,933**	$	—

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $110.0 million as of December 31, 2025 (2024 - $119.6 million).

For the variable interest rate debt, a 1% change in SOFR would result in a change in annual interest payments of $3.5 million as of December 31, 2025 (2024 - nil).

Foreign currency risk

The Company's international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is primarily priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company's revenue is transacted in Chinese yuan, euros, and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company's underlying operating costs and capital

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expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2025, the Company had a net working capital asset of $108.2 million in non U.S. dollar currencies (2024 - $152.7 million). Each 10% strengthening of the U.S. dollar against these currencies would decrease the value of net working capital and pre-tax cash flows and earnings by approximately $9.8 million (2024 - $13.9 million). Each 10% weakening of the U.S. dollar against these currencies would increase the value of net working capital and pre-tax cash flows and earnings by approximately $12.0 million (2024 - $17.0 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2025, the Company had a strong liquidity position including a cash and cash equivalents balance of $425 million. In addition, the Company has access to a $600 million committed undrawn revolving credit facility.

In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2025	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables [1]	$ 457,901	$ 457,901	$ 457,901	$ —	$ —	$ —
Lease obligations [2]	755,183	983,704	158,459	263,760	206,251	355,234
Other long-term liabilities[2]	26,920	48,948	2,200	4,400	4,400	37,948
Long-term debt [2]	2,752,900	3,634,043	196,735	1,175,484	1,023,689	1,238,135
Cash flow hedges [3]	36,106	45,432	8,130	5,206	3,059	29,037
	$ 4,029,010	$ 5,170,028	$ 823,425	$ 1,448,850	$ 1,237,399	$ 1,660,354

[1] Excludes tax, accrued interest and euro foreign currency hedges.

[2] Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.

[3] The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2025 substantially all of the trade receivables were classified as current.

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Cash and cash equivalents

To manage credit and liquidity risk, the Company's investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company's hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

21. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company's defined benefit pension plans, in aggregate, is as follows:

As at		Dec 31 2025		Dec 31 2024
Accrued benefit obligations:				
Balance, beginning of year	**$**	**40,047**	$	55,181
Current service cost		**1,259**		3,395
Past service cost		**—**		—
Interest cost on accrued benefit obligations		**2,095**		2,436
Benefit payments		**(5,699)**		(3,657)
Settlements		**—**		(12,246)
Actuarial (gain) loss		**3,190**		(206)
Foreign exchange (gain) loss		**2,849**		(4,856)
Balance, end of year		**43,741**		40,047
Fair values of plan assets:				
Balance, beginning of year		**23,249**		38,208
Interest income on assets		**1,072**		1,680
Contributions		**4,715**		2,536
Benefit payments		**(5,699)**		(3,657)
Settlements		**(574)**		(13,305)
Return on plan assets		**(374)**		45
Foreign exchange gain (loss)		**1,399**		(2,258)
Balance, end of year		**23,788**		23,249
Unfunded status		**19,953**		16,798
Minimum funding requirement		**—**		—
Defined benefit obligation, net	**$**	**19,953**	$	16,798

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:

The Company has an unfunded retirement obligation of $20.3 million as at December 31, 2025 (2024 - obligation of $19.2 million) for its employees in Chile that will be funded in accordance with Chilean law. The accrued benefits for the unfunded retirement arrangement in Chile are paid when an employee leaves the Company in accordance with the plan terms and country regulations.The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation of $11.0 million in Chile for 2026. Actual benefit payments in future periods will fluctuate based on employee retirements.

The Company has a net funded retirement asset of $2.4 million as at December 31, 2025 (2024 - $3.7 million) for certain employees and retirees in Canada. The Company estimates that it will make no additional contributions relating to its supplemental pension plan in Canada in 2026.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada, and Chile, the plans

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expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 6 years. The Company had no minimum funding requirement for the years ended December 31, 2025 and 2024.

The asset allocation for the defined benefit pension plan assets as at December 31, 2025 and 2024 is as follows:

As at	**Dec 31 2025**	Dec 31 2024
Equity securities	**24%**	23%
Debt securities	**16%**	14%
Cash and other short-term securities	**60%**	63%
Total	**100%**	100%

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company's funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2025 was $15.3 million (2024 - $12.3 million).

22. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants up to 2044. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2025

2026	2027	2028	2029	2030	Thereafter
$ 387,064	**$ 288,525**	**$ 259,758**	**$ 221,703**	**$ 191,566**	**$ 666,023**

Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.

The natural gas supply contracts for our facilities in New Zealand, Trinidad and Tobago, Egypt and Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.

b) Other commitments:

The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2025

2026	2027	2028	2029	2030	Thereafter
$ 99,454	**$ 22,412**	**$ 18,417**	**$ 17,613**	**$ 1,639**	**$ 2,309**

Refer to note 9 for a summary of lease commitments.

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c) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plant in Egypt (in which it has a 50% interest). This results in purchase commitments of an additional 0.6 million tonnes per year of methanol offtake supply when Egypt operates at capacity. As at December 31, 2025, the Company also had commitments to purchase methanol from other suppliers for approximately 0.6 million tonnes for 2026. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest % Dec 31 2025	Interest % Dec 31 2024
Significant subsidiaries:				
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	**100%**	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	**100%**	100%
Methanex Europe NV	Belgium	Marketing & distribution	**100%**	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	**100%**	100%
Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt")	Egypt	Production	**50%**	50%
Methanex Chile SpA	Chile	Production	**100%**	100%
Methanex New Zealand Limited	New Zealand	Production	**100%**	100%
Methanex Trinidad (Titan) Unlimited	Trinidad and Tobago	Production	**100%**	100%
Methanex USA LLC	United States	Production	**100%**	100%
Methanex Louisiana LLC	United States	Production	**100%**	100%
Methanex Geismar III LLC	United States	Production	**100%**	100%
Methanex Beaumont LLC	United States	Production	**100%**	0%
Waterfront Shipping Limited [1]	Canada	Shipping	**60%**	60%
Significant joint ventures:				
Atlas Methanol Company Unlimited [2]	Trinidad and Tobago	Production	**63.1%**	63.1%
Firewater LLC ("Natgasoline") [2, 3]	United States	Production	**50%**	0%

[1] Waterfront Shipping Limited has a controlling interest in multiple ocean-going vessels owned through less than wholly-owned entities as disclosed in note 24.

[2] Summarized financial information for the investment in Atlas and Natgasoline is disclosed in note 6.

[3] Firewater LLC is the parent company of the Natgasoline plant; our 50% shareholding of Firewater LLC gives us ownership of the 50% of Natgasoline.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2025 of nil (2024 - $312 million) is a related party transaction included in cost of sales of the Company as Methanex had marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2025 and provided in the summarized financial information in note 6 include payables to Atlas of nil (2024 - $7 million).

Transactions between the Company and Natgasoline are considered related party transactions and are included within the summarized financial information in note 6. Natgasoline revenue for the year ended December 31, 2025 of $109 million (2024 - nil) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 50% of the methanol produced by Natgasoline. Balances outstanding with Natgasoline as at December 31, 2025 and provided in the summarized financial information in note 6 include receivables owing from Natgasoline to the Company of $1 million (2024 - nil) and payables to Natgasoline of $47 million (2024 - nil).

Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2025	2024
Short-term employee benefits	**$ 10,406**	$ 9,575
Post-employment benefits	**744**	653
Other long-term employee benefits	**44**	45
Share-based compensation expense [1]	**(690)**	7,697
Total	**$ 10,504**	$ 17,970

[1] Balance includes realized and unrealized expenses and recoveries from share-based compensation awards granted.

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24. Non-controlling interests:

Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at	Dec 31, 2025			Dec 31, 2024		
	Methanex Egypt	**Waterfront Shipping Limited**	**Total**	Methanex Egypt	Waterfront Shipping Limited	Total
Current assets	**$ 134,722**	**$ 223,172**	**$ 357,894**	$ 133,097	$ 193,248	$ 326,345
Non-current assets	**439,274**	**617,704**	**1,056,978**	479,004	712,923	1,191,927
Current liabilities	**(28,473)**	**(151,807)**	**(180,280)**	(38,424)	(154,011)	(192,435)
Non-current liabilities	**(89,500)**	**(564,667)**	**(654,167)**	(95,219)	(646,057)	(741,276)
Net assets	**456,023**	**124,402**	**580,425**	478,458	106,103	584,561
Carrying amount of Methanex non-controlling interests	**$ 220,687**	**$ 62,764**	**$ 283,451**	$ 236,600	$ 51,107	$ 287,707

For the years ended December 31	2025			2024		
	Methanex Egypt	**Waterfront Shipping Limited**	**Total**	Methanex Egypt	Waterfront Shipping Limited	Total
Revenue	**$ 279,591**	**$ 619,778**	**$ 899,369**	$ 215,294	$ 720,984	$ 936,278
Net and total comprehensive income	**51,999**	**50,968**	**102,967**	69,209	97,054	166,263
Net and total comprehensive income attributable to Methanex non-controlling interests	**38,623**	**26,295**	**64,918**	47,043	39,216	86,259
Distributions made and accrued to non-controlling interests	**$ (54,531)**	**$ (14,643)**	**$ (69,174)**	$ (25,012)	$ (15,630)	$ (40,642)

For the years ended December 31	2025			2024		
	Methanex Egypt	**Waterfront Shipping Limited**	**Total**	Methanex Egypt	Waterfront Shipping Limited	Total
Cash flows from operating activities	**$ 136,454**	**$ 176,683**	**$ 313,137**	$ 97,601	$ 227,372	$ 324,973
Cash flows used in financing activities	**(111,131)**	**(165,798)**	**(276,929)**	(146,586)	(243,950)	(390,536)
Cash flows used in investing activities	**$ (5,667)**	**$ (221)**	**$ (5,888)**	$ (14,273)	$ (1,736)	$ (16,009)

25. New Zealand gas sale proceeds:

The Company entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $39.1 million (2024 - $103.0 million) of net proceeds in the year ended December 31, 2025 relating to gas provided. This does not include fixed costs, the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred.

26. Egypt insurance recovery:

We experienced an outage at the Egypt plant from October 2023 to February 2024. For the year ended December 31, 2024, we recorded $59 million ($30 million - attributable to Methanex) in insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024. No comparable amounts occurred for the year ended December 31, 2025.

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27. Agreement to acquire OCI Global's methanol business:

On June 27, 2025 the Company completed the OCI Acquisition. The acquired business includes i) a 100% interest in one methanol facility, which also produces ammonia, and a 50% interest in a second methanol facility (Natgasoline) located in Beaumont, Texas, both of which have access to a stable and abundant supply of natural gas feedstock; ii) a 100% interest in low-carbon methanol production and marketing business; and iii) a 100% interest in a currently idled methanol facility in the Netherlands.

Total consideration was comprised of cash of $1.18 billion as per the purchase agreement and equity consideration of 9.9 million common shares, valued at $0.34 billion or $34.14 per share. Adjustments for debt and working capital have been finalized at $0.01 billion and $0.10 billion, respectively, which were settled in cash. Total consideration is based on the fair value of the business at the acquisition date. The Company funded the cash consideration through a combination of cash on hand and financing arrangements established in 2024 to support the OCI Acquisition. These arrangements included the issuance of $600 million in senior unsecured notes and a term loan on which $550 million was initially drawn. This purchase has been accounted for as a business combination using the acquisition method of accounting. No contingent consideration arrangements were part of the transaction.

The following table summarizes the fair value of identified assets and liabilities assumed at the date of acquisition. The allocation of consideration to identifiable assets acquired and liabilities assumed is considered final as of December 31, 2025.

		Preliminary		Adjustment [1]		Jun 27 2025
Cash and cash equivalents	$	31,093	$	—	$	31,093
Trade and other receivables [2]		144,532		(6,021)		138,511
Inventories		95,506		(1,153)		94,353
Prepaid expenses		7,566		(5,405)		2,161
Other assets		6,584		—		6,584
Deferred income tax assets		3,090		—		3,090
Property, plant, and equipment [3]		1,322,030		44,524		1,366,554
Investment in associate [3]		409,150		(34,908)		374,242
Total Assets		**2,019,551**		**(2,963)**		**2,016,588**
Trade, other payables, and accrued liabilities		(116,794)		757		(116,037)
Lease obligations		(16,741)		154		(16,587)
Deferred income tax liabilities		(240,917)		945		(239,972)
Other long-term liabilities		(10,800)		(2,893)		(13,693)
Total Liabilities	**$**	**(385,252)**	**$**	**(1,037)**	**$**	**(386,289)**
Net assets acquired	**$**	**1,634,299**	**$**	**(4,000)**	**$**	**1,630,299**

[1] Relates to changes in estimates following finalization of fair value measurements. This includes general capital expenditures, utilization rates, gas pricing, and discount rate.

[2] The trade and other receivables comprise gross contractual amounts of $144,532 thousand, of which $6,021 thousand was expected to be uncollectible at the date of acquisition.

[3] The fair values were measured on a provisional basis at the acquisition date, pending completion of the valuation process which is now finalized as at December 31, 2025.

It is impracticable to disclose the amount of revenue and profit that the acquired business has contributed to the Company's consolidated results since acquisition because methanol is a fungible product and the acquired methanol business has been integrated into our global operations.

Acquisition costs of $30 million were incurred in connection with the acquisition in the current year. These costs have been expensed as incurred with $24 million recorded within cost of sales and operating expenses and $6 million recorded in other expenses in the consolidated statement of income.

Unaudited proforma disclosures

Pro forma amounts reflect the results of Methanex and the acquired OCI business as if the acquisition had occurred on January 1, 2025.

Year ended December 31, 2025		Unaudited pro forma
Revenue	$	4,057,844
Net Income		171,751

The pro forma financial information above is presented for illustrative purposes only and is based on unaudited financial information. It is not intended to represent what the actual results of operations would have been had the acquisition occurred on January 1, 2025, nor is it necessarily indicative of future results of operations.

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Executive Leadership Team Rich Sumner President and Chief Executive Officer Mark Allard Senior Vice President, Low Carbon Solutions Brad Boyd Senior Vice President, Corporate Resources Karine Delbarre Senior Vice President, Global Marketing and Logistics Kevin Maloney Senior Vice President, Corporate Development Gustavo Parra Senior Vice President, Manufacturing Kevin Price Senior Vice President, General Counsel and Corporate Secretary Dean Richardson Senior Vice President, Finance and Chief Financial Officer Board of Directors Doug Arnell Chair of the Board Board member since October 2016 Rich Sumner President and CEO of Methanex Corporation Board member since January 2023 Jim Bertram Member of the Human Resources and Responsible Care Committees Board member since October 2018 Paul Dobson Member of the Audit, Finance & Risk and Human Resources Committees Board member since April 2019 Maureen Howe Chair of the Corporate Governance Committee Member of the Audit, Finance & Risk and Committee Board member since June 2018 Don Marchand Member of the Audit, Finance & Risk and Responsible Care Committees Board member since December 2025 Leslie O'Donoghue Chair of the Human Resources Committee Member of the Audit, Finance & Risk Committee Board member since April 2020 Roger Perreault Chair of the Responsible Care Committee Member of the Audit, Finance & Risk Committee Board member since April 2024 Kevin Rodgers Member of the Corporate Governance and Human Resources Committees Board member since July 2019 John Sampson Member of the Human Resources and Responsible Care Committees Board member since October 2023 Benita Warmbold Chair of the Audit, Finance & Risk Committee Member of the Corporate Governance Committee Board member since February 2016 Xiaoping Yang Member of the Corporate Governance and Responsible Care Committees Board member since January 2022 Corporate Information Head Office Methanex Corporation 1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1 Tel 604 661 2600 Fax 604 661 2676 Toll Free 1 800 661 8851 Within North America Web Site www.methanex.com Sales Inquiries: sales@methanex.com Transfer Agent TSX Trust Company acts as transfer agent and registrar for Methanex stock and maintains all primary shareholder records. All inquiries regarding share transfer requirements, lost certificates, changes of address, or the elimination of duplicate mailings should be directed to TSX Trust Company at: 1 800 387 0825 toll free within North America. Annual General Meeting The Annual General Meeting will be held at the head office in Vancouver, British Columbia on Thursday, April 30, 2026 at 10:00 a.m. (Pacific Time) with the option to attend virtually. For more information on how to attend and vote online, please refer to the Information Circular dated March 9, 2026. Investor Relations Inquiries Tel 604 661 2600 invest@methanex.com Shares Listed Toronto Stock Exchange - MX Nasdaq Global Select Market - MEOH Annual Information Form (AIF) The corporation’s AIF can be found online at www.sedarplus.ca. A copy of the AIF can also be obtained by contacting our head office.

1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1 www.methanex.com